The Journey Continues



BIG LOTS!

2003 BIG LOTS, INC. ANNUAL REPORT

The **JOURNEY** Continues

Our business was founded on the belief that everyone loves a truly great deal. This guiding principle is at the heart of our mission: to be the best at saving our customers money by creating excitement with brand-name closeouts and bargains through a unique shopping experience. Simply put, our vision is to be the World's Best Bargain Place.®

Our core purpose has stayed the same, but the needs of our customers have expanded dramatically. Today we offer an extensive assortment of brand-name products, including consumables, seasonal items, furniture, housewares, toys, and gifts — at 20 to 40 percent below most discount retailers. Our customers might be on a tight budget, or they may just enjoy our treasure-hunt atmosphere. Either way, they love our prices!

To us, being the World's Best Bargain Place is more than just a vision. It's a way of life. A way of treating people. A way of doing business. It's a journey that never ends.

Table of **CONTENTS**

Financial Highlights	*ii*
Shareholder Letter	2
Introduction	7
BRANDING our company	8
Minding the **STORE**	10
What's the big **DEAL**?	12
An eye on **SUPPLY**	14
The **COMPANY** we keep	16
Store Locations	18
Financial Information	19
Directors and Executives	68
Company Information	70

Welcome to

BIG LOTS!™



About our COMPANY

Headquartered in Columbus, Ohio, Big Lots is a Fortune 500 company with annual revenues exceeding $4 billion. Our stock is traded on the New York Stock Exchange under the symbol BLI.

As America's largest broadline closeout retailer, Big Lots offers a unique shopping experience with brand-name products, everyday basics, and one-of-a-kind deals, all at closeout prices. We have a dedicated following of loyal customers and an uncompromising commitment to helping them save money.

As of January 31, 2004, we operated 1,385 Big Lots stores in 45 states. Additionally, we had 45 freestanding Big Lots Furniture stores, and 844 of our Big Lots stores featured furniture departments. We also operate a Wholesale Division and an online business-to-business Web site. Our stores are serviced by five distribution centers across the country.

In 2001, we changed our array of store names (Big Lots, Odd Lots, Pic 'N' Save, Mac Frugal's) to Big Lots and our company name (formerly Consolidated Stores Corporation) to Big Lots, Inc., and began converting all our stores to one national brand. This single brand identity helps our customers associate one name with the great, dependable bargains they've come to expect. With our rebranding, we also made many improvements in the Big Lots shopping experience, including updated stores with wider aisles, brighter lighting, attractive displays, and better service.

We offer brand-name closeout merchandise priced 20 to 40 percent below most discount retailers, and up to 70 percent below traditional retailers. Through excellent relationships with manufacturers, high-volume purchases, and strict expense control, we pass tremendous savings on to our customers.

It's a journey that never ends.

The unaudited Adjusted Results, which include financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"), are presented in order to improve comparability of financial information for periods presented. The following information and reconciliation exclude the KB Toys Matters and Litigation Charges for fiscal year 2003, and the 2001 Charge for fiscal year 2001 (see Notes to the Consolidated Financial Statements for further discussion and defined terms):

	2003					2001				
($ in thousands, except per share amounts)	Reported (GAAP)		Adjustments	Unaudited Adjusted Results (non-GAAP)		Reported (GAAP)		Adjustments	Unaudited Adjusted Results (non-GAAP)	
Net sales	$ 4,174,383	100.0%	$ -	$ 4,174,383	100.0%	$ 3,433,321	100.0%	$ -	$ 3,433,321	100.0%
Gross profit	1,746,359	41.8	-	1,746,359	41.8	1,341,138	39.1	62,439	1,403,577	40.9
Selling and administrative expenses	1,616,031	38.7	(18,698)	1,597,333	38.3	1,368,397	39.9	(34,888)	1,333,509	38.8
Operating profit (loss)	130,328	3.1	18,698	149,026	3.6	(27,259)	(.8)	97,327	70,068	2.0
Interest expense	16,443	.4	-	16,443	.4	20,489	.6	-	20,489	.6
Interest income	(1,061)	(.0)	-	(1,061)	(.0)	(287)	(.0)	-	(287)	(.0)
Income (loss) from continuing operations before income taxes	114,946	2.8	18,698	133,644	3.2	(47,461)	(1.4)	97,327	49,866	1.5
Income tax expense (benefit)	24,051	.6	(23,536)	47,587	1.1	(18,747)	(.6)	38,444	19,697	.6
Income (loss) from continuing operations	90,895	2.2	(4,838)	86,057	2.1	(28,714)	(.8)	58,883	30,169	.9
(Loss) income from discontinued operations	(9,720)	(.2)	9,720	-	-	8,480	.2	(8,480)	-	-
Net income (loss)	$ 81,175	1.9%	$ 4,882	$ 86,057	2.1%	$ (20,234)	(.6)%	$ 50,403	$ 30,169	.9%
Income (loss) per common share - basic:										
Continuing operations	$ .78		$ (.04)	$ .74		$ (.25)		$ .52	$ .27	
Discontinued operations	(.08)		.08	-		.07		(.07)	-	
	$ .70		$ .04	$ .74		$ (.18)		$ .45	$ .27	
Income (loss) per common share - diluted:										
Continuing operations	$ .78		$ (.05)	$ .73		$ (.25)		$ .51	$ .26	
Discontinued operations	(.09)		.09	-		.07		(.07)	-	
	$ .69		$ .04	$ .73		$ (.18)		$ .44	$ .26	

Fiscal Year 2003

In fiscal year 2003, the Company recorded charges related to KB Toys matters and litigation of $4.9 million (net of tax), or $0.04 per diluted share. The KB Toys charge resulted primarily from KB's bankruptcy filing on January 14, 2004, and represented: a) a $14.3 million (net of tax) charge related to KB store lease guarantee obligations, b) a $10.5 million (net of tax) benefit related to the partial charge-off of the HCC Note and the write-off of the KB warrant, and c) a $5.8 million (net of tax) benefit related to the resolution and closure of KB state and local tax matters. In another KB matter unrelated to the bankruptcy proceedings, a litigation charge of $1.2 million (net of tax) was recorded relating to certain advertising practices of KB Toys. Unrelated to KB Toys, the Company also recorded a $5.7 million (net of tax) charge to settle the Company's two California class action lawsuits relating to the calculation of earned overtime wages for certain former and current store managers and assistant store managers in that state.

Fiscal Year 2001

In fiscal year 2001, the Company recorded a charge of $50.4 million (net of tax), or $0.44 per diluted share. The charge represented: a) costs to modify the Company's product assortment and exit certain merchandise categories ($6.1 million net of tax), b) adjustments to the estimated capitalized freight costs related to inbound imported inventories in response to better systems and information ($15.0 million net of tax), c) adjustments to inventory-related costs that were identified as a result of the completion of a significant multiyear conversion to a detailed stock keeping unit inventory management system ($16.7 million net of tax), and d) changes in estimates and estimating methodology related to insurance reserves ($12.6 million net of tax).

The unaudited Adjusted Results should not be construed as an alternative to the reported results determined in accordance with GAAP. Further, the Company's definition of adjusted income information may differ from similarly titled measures used by other companies. While it is not possible to predict future results, management believes the adjusted non-GAAP information is useful for the assessment of the ongoing operations of the Company. The unaudited Adjusted Results should be read in conjunction with the Company's Consolidated Financial Statements and Notes herein.

Financial HIGHLIGHTS (Unaudited Adjusted Results)

($ in thousands, except per share amounts and sales per selling square foot)	2003	2002	2001	2000(a)	1999
Earnings Data					
Net sales	$ 4,174,383	$ 3,868,550	$ 3,433,321	$ 3,277,088	$ 2,933,690
Net sales increase	7.9%	12.7%	4.8%	11.7%	15.0%
Income from continuing operations *(b)*	$ 86,057	$ 76,557	$ 30,169	$ 98,324	$ 92,666
Income from continuing operations increase (decrease) *(b)*	12.4%	153.8%	(69.3)%	6.1%	7.4%
Income from continuing operations per share - diluted *(b)*	$ .73	$ .66	$ .26	$ .87	$ .82
Income from continuing operations per share - diluted increase (decrease) *(b)*	10.6%	153.8%	(70.1)%	6.1%	7.9%
Average diluted common shares outstanding	117,253	116,707	113,660	112,414	112,952
Gross profit - % of net sales *(b)*	41.8%	42.2%	40.9%	42.3%	43.1%
Selling and administrative expenses - % of net sales *(b)*	38.3%	38.4%	38.8%	36.6%	37.3%
Operating profit - % of net sales *(b)*	3.6%	3.8%	2.0%	5.7%	5.8%
Net interest expense - % of net sales	.4%	.5%	.6%	.7%	.6%
Income from continuing operations - % of net sales *(b)*	2.1%	2.0%	.9%	3.0%	3.2%
Balance Sheet Data and Financial Ratios					
Cash equivalents	$ 170,300	$ 143,815	$ 17,500	$ -	$ -
Inventories	829,569	776,210	705,293	744,945	735,926
Property and equipment - net	605,527	532,900	515,023	481,909	444,530
Total assets	1,784,688	1,641,761	1,460,793	1,526,966	1,862,028
Long-term obligations	204,000	204,000	204,000	268,000	50,000
Shareholders' equity	1,116,060	1,026,181	927,533	927,812	1,300,062
Working capital	704,014	657,624	557,741	717,143	472,080
Net debt *(e)*	$ 33,700	$ 60,185	$ 186,500	$ 268,000	$ 50,000
Current ratio	2.5	2.6	2.7	3.2	2.0
Inventory turnover *(c)*	3.0	2.9	2.7	2.6	2.3
Long-term obligations to total capitalization	15.5%	16.6%	18.0%	22.4%	3.7%
Return on assets - continuing operations *(b)*	4.8%	4.7%	2.1%	6.4%	6.7%
Return on shareholders' equity - continuing operations *(b)*	7.7%	7.5%	3.3%	10.6%	7.1%
Cash Flow Data					
Depreciation and amortization	$ 91,634	$ 85,327	$ 70,137	$ 62,290	$ 58,488
Capital expenditures	$ 163,718	$ 102,694	$ 107,561	$ 114,847	$ 83,068
Store Data					
Number of stores	1,430	1,380	1,335	1,290	1,230
Gross square footage (000's)	40,040	37,882	35,528	33,595	31,896
Selling square footage (000's)	29,019	27,593	26,020	24,641	23,242
Increase in selling square footage	5.2%	6.0%	5.6%	6.0%	8.8%
Average selling square footage per store	20,293	19,995	19,491	19,102	18,896
Other Sales Data					
Comparable store sales growth	3.4%	7.7%	2.0%	3.7%	7.5%
Average sales per store *(d)*	$ 2,932	$ 2,809	$ 2,582	$ 2,567	$ 2,453
Sales per selling square foot *(d)*	$ 146	$ 142	$ 134	$ 135	$ 130

a) Fiscal year 2000 is comprised of 53 weeks.
b) Income from continuing operations is shown excluding the impact of charges for fiscal years 2003 and 2001. A reconciliation of the differences between GAAP and the non-GAAP financial measures presented in this table for fiscal years 2003 and 2001 is shown on the following page.
c) Inventory turnover for fiscal year 2001 calculated before fiscal year 2001 Charge.
d) Excludes wholesale business for periods presented, and sales impact of 53rd week in fiscal year 2000.
e) Net debt is the difference between long-term obligations and cash equivalents.


4,500
3,600
2,700
1,800
900
0
$2,934
$3,277
$3,433
$3,869
$4,174
99
00
01
02
03

Net Sales $ in millions


1,500
1,200
900
600
300
0
1,230
1,290
1,335
1,380
1,430
99
00
01
02
03

Number of Stores


3.5
2.8
2.1
1.4
.7
0
2.3
2.6
2.7
2.9
3.0
99
00
01
02
03

Inventory Turnover (Adjusted Results[1])

[1] Inventory turnover excludes the impact of the fiscal year 2001 Charge. A reconciliation of the GAAP to non-GAAP amounts for fiscal year 2001 is shown on the following page.

SHAREHOLDER letter

To Our Shareholders:


BIG
LOTS!

There is a clear and gratifying message in our fiscal 2003 performance: The transformation of Big Lots is working.

Three years ago, during the onset of a difficult retail climate, we launched a plan to revitalize our company. We approached our business not only as retailers, but as builders of a growth-oriented brand in a changing world. Instead of seeing limits — in the product categories we could offer, the real estate we could lease, the advertising media we could use — we searched for new ways to increase our reach. All the while, we emphasized quality, value, and service. We sharpened our focus. And we came closer to striking that delicate but powerful balance between innovation and operating discipline.

The result was that in 2003, we again made solid progress on our plan. Revenue was up, customer counts increased for the third consecutive year, cash flow was positive, and we improved our competitive position with significant investments in technology, distribution, merchandising, and marketing.

Not surprisingly, our more than 45,000 associates are the true agents of change. Their hard work has positioned us for long-term growth and ongoing market leadership.

Highlights from our fiscal year 2003 accomplishments include:

- Grew top-line sales to $4.2 billion, with a 3.4 percent increase in same-store sales and a 1.7 percent increase in customer transactions.
- Improved our cash position by $24 million during a year in which we substantially completed construction of our fifth distribution center in Durant, Okla.
- Increased store sales per selling square foot from $142 to $146 with a focus on exciting merchandise, attractive presentations, and compelling ads.
- Achieved record 3.0 inventory turnover rate — a 30 percent increase from just four years ago — creating faster-turning stores and fresher product assortments.
- Opened 86 new stores and remodeled 211 existing stores with new fixtures, signs, and displays; approximately 70 percent of our stores are either new or have been remodeled.
- Launched our national TV ad campaign two years ahead of plan to further strengthen brand awareness.
- Enhanced our popular and profitable furniture business by expanding 242 furniture departments and adding 157 departments to new and existing stores.
- Expanded our consumables category with exciting, high-turn merchandise such as gourmet products, gift sets, and international foods.
- Continued to improve service and customer satisfaction as measured through quarterly customer surveys conducted in all stores by The Gallup Organization.

Then and now

In 2001, we announced our conversion to a single national brand and launched five strategic initiatives: *building the brand, customer-driven stores, customer-driven merchandising, supply chain management, and building the team.* These initiatives have provided the framework for high performance and long-term growth. Over the past three years, our financial results have strengthened Big Lots' shareholder value during a period of economic uncertainty. We've steadily grown sales, market share, and customer counts. We're proud of what our team has accomplished, but we're not satisfied. We again grew earnings in 2003, but we fell short of our own high expectations.

We know that every company has its share of triumphs and challenges. This year we were disappointed in the performance of some of our seasonal and decorative businesses. This cost us sales and negatively impacted our gross margins. We recognized this problem and are addressing it by renewing our commitment to product categories with less seasonal volatility.

We realize that in the pursuit of greater market share, we have growth challenges. Our success, however, is a tribute to our people. Their hard work continues to evolve our long-term strategy and build our brand. You can see it in our product assortment, which features better balance between hot deals, everyday products and seasonal items. You can sense it when you walk into our stores, where we're creating new interest with layouts that showcase our best brand-name closeouts. You can experience it through our brand-oriented marketing, which includes our first national TV advertising campaign and targeted promotions to our growing ethnic customer base. All of these steps keep our brand fresh and fun while conveying our commitment to price, selection, and shopping excitement.

The art of the deal

We devoted a great deal of time and effort to developing a merchandise mix that is attuned to our customers' needs while capitalizing on opportunistic buys — those once-in-a-lifetime closeout deals that add "spice" to our assortment in every category.

Our growing selection of high-style, low-price furniture continues to make Big Lots a destination for millions of value-conscious consumers. In fact, *Home Furnishings News* ranked us 25th on their list of top 150 home retailers. Furniture offers strong sales per square foot and a growing synergy with our domestics and home décor businesses. This year we delighted customers with big brand names like Klaussner and Sauder. We'll keep this momentum going with new products, fresh assortments, and better in-stock positions on key items like mattresses. Our long-range plan includes furniture in nearly every store across the country.

Aggressive growth plans are also under way in our consumables area, particularly with our direct-to-store deliveries, or DSDs. DSDs are those quick turnaround items we sell like bread, ice cream novelties, and chips. We also flavored our consumables mix with an array of brand-name international and gourmet foods priced 20 to 40 percent below most discount and traditional grocery stores. Authentic Hispanic, African American, and Asian brands like La Costena, Glory Foods, and Ka•Me are driving weekly customer traffic and boosting awareness of the Big Lots brand with growing ethnic populations.


Vanilla
Cream
Wafers

As we refine our merchandise offering, it's clear we are hitting on a refreshing combination of exciting, one-of-a-kind deals and everyday bargains our customers can count on. Brand-name closeouts remain our first priority in every category. We'll always be searching for great deals from the best-known manufacturers. That's why we love the closeout model — there's always something new in every category. And the supply of closeouts is more plentiful than ever in today's competitive marketplace. That's good news for our vendors

Brand name closeouts

and for the millions of Big Lots customers who love our brand names and closeout prices.

An eye on supply



In 2003, we made key investments in our supply chain that will continue to grow revenue, reduce costs, and create value for our customers. We substantially completed construction of our fifth distribution center in Durant, Okla., and began reengineering operations at our largest distribution center in Columbus, Ohio. We're also speeding up our back room and front-end efficiency with increased label scanning, greater store-ordering capability, more floor-ready merchandise, and ongoing technology upgrades to reduce checkout time.

We know that the supply chain not only ends with the customer — it begins there with the right merchandise. To help us create a better buying and distribution process, we launched SCOPE (Supply Chain Operational Performance Enhancements). SCOPE is an integrated planning process that connects buyers, planners, and allocators with information technology to better manage our supply chain from source to sales floor. The process will enable everyone to review critical customer and purchasing data that helps them forecast quantities, track inventory, and make more targeted buying and distribution decisions. By taking us to the next level of supply chain integration, SCOPE will help us continue to increase sales per square foot and inventory turns.

The face of business

Maintaining an energetic, enthusiastic, and consistent culture is critical to our business. We continued to focus on giving our associates the knowledge and skills they need to do their jobs well and to provide even friendlier service. We identified our best practices stores — profitable stores with strong sales and high scores on our customer and associate satisfaction surveys — and produced our Best Practices training video. Filmed on location, these managers and associates described what they do to build sales, profits, and excitement. The video and supporting training processes were rolled out to every store to help all of our associates understand how to create an even better shopping experience for our customers.

We remain focused on our most important assets — our people. This year we strengthened our organization with key hires in merchandising, planning, information technology, furniture, home, and consumables. In store operations, we redesigned Closeout College, our training program for new managers, and continued to upgrade the quality of our store manager and district manager hires. We are pleased to report that turnover in our manager, assistant manager, and associate positions is at an all-time low. Over the past three years, we've reduced our rate of management turnover by 35 percent and cut hourly associate turnover in half.

The future is now

Even though we're forward-looking, there's no time like the present for Big Lots. Customer counts and sales continue to rise. We have a sound strategy, a strong balance sheet, a commitment to controlling costs, and the right people. All of these strengths will help us fulfill our objective of improving operating margin while offering our investors predictable growth and reliable returns.

Mark Twain once said, "You can be on the right road, but you'll still get run over if you don't keep moving." So it is in the extremely competitive retail industry. We know success is never guaranteed. It's a journey that takes great diligence and determination. The reality of our business is that there is no finish line. Our challenge will always be to learn all we can, execute better than we ever have, communicate broadly, embrace change, and make decisions every day that our customers will reward us for down the road.



We want to close with a special thanks to our associates. Their absolute determination to be the very best has set the stage for us to achieve even higher levels of performance.

Sincerely,

Michael J. Potter
Chairman
Chief Executive Officer
President

Albert J. Bell
Vice Chairman
Chief Administrative Officer

Pleasing our customers is a very **BIG** deal.

More than 45,000 Big Lots associates are joined by an extraordinary sense of purpose. Their never-ending passion for our business is guiding us on our journey to become the World's Best Bargain Place.

It's a journey our customers take with us every time they step into a Big Lots store. They sense the adventure in our bright colors and bold displays. They feel the excitement in our amazing assortment of brand-name products. Best of all, they experience the thrill in finding an unbelievable bargain they just can't live without. That's always been the magic of Big Lots. And always will be.

Of course, great deals don't grow on trees. You have to dig deep to find them. So we do. United by a common mission and vision, we're taking closeout shopping to a whole new level. Here's how . . .




BIG LOTS
evenflo

BRANDING our company

Most people know him as the penny-pinching football assistant on the sitcom *Coach.* In many ways, Jerry Van Dyke's Big Lots commercials return him to the role that made him a hit with millions of fans — the frugal, fun-loving guy. "I love being a company spokesman for Big Lots," says Van Dyke. "I'm a huge fan of the stores. My wife and I always leave with armloads of stuff." Who better to help us launch our first national TV advertising campaign? The award-winning commercials were just part of our 2003 marketing activities. We're growing new markets with Spanish-language advertising, eye-catching circulars, and multichannel marketing tools like our new interactive Web site featuring promotions, contests, and electronic ad fliers. On the public relations front, we generated some serious press with more than 7,500 print and broadcast stories, reaching over 200 million consumers through major media outlets such as *The Wall Street Journal, USA Today,* CNBC, and HGTV. Another important piece of our brand values is giving back to the communities we serve. We underscored our community commitment through our ongoing support of Boys & Girls Clubs of America, opening our second after-school learning center in Long Beach, Calif. At the store level, we launched our *Values for Life* program to provide opportunities for our associates to volunteer at their local clubs and make a positive difference in young lives.




BIG LOTS
HOT NEW CLOSEOUTS
$39.99
$14.99
$2.99
BRAND NAMES
CLOSEOUT PRICES
Dynamo
$6.99
Gatorade

simply better
more direct

Minding the STORE

Customers expect something special when they walk into a Big Lots store. And that's exactly what they get. This year we found new ways to help consumers connect with our best brand-name bargains. A great example is our Closeout Swing Area — a prominent section in the front of the store that showcases our hottest deals. Our new visual displays are simpler, bolder, and more direct. And enhancements behind the scenes are helping our customers save time as well as money. Improvements include faster cash registers, check scanning, and ongoing technology upgrades to reduce credit and debit card transaction time. Stores, like brands, need to stay fresh and current. That's why everything we do is centered on creating a dynamic store environment that's fun, exciting, and evolving. It's a winning combination for our customers: brand-name products they can count on, in a place they love to shop, at prices that can't be beat.


evenflo





fastest growing categories.

What's the big **DEAL?**

Just what you'd expect to find at America's largest broadline closeout retailer — Sauder, Klaussner, Timex, Coleman, Kelloggs, General Mills, Evenflo — hundreds of the most well-known brands for a fraction of the price. We're always searching for great deals from brand-name manufacturers with excess inventories, package changes, and overruns. We also sell a wide assortment of items made exclusively for our stores. That's why Big Lots has the best prices on everything from household basics and seasonal goods


evenflo
Trooper
SAUDER
Proctor Silex
RIVAL
100 GRAND

to food and furniture. In fact, furniture is one of our fastest growing categories. We're already one of the nation's largest furniture retailers, with more than a half-billion dollars in sales in fiscal 2003. Big growth plans are also cooking in our consumables area. We've flavored our consumables mix with an array of brand-name international and gourmet foods priced 20 to 40 percent below traditional retailers. And this year our immense buying power enabled us to help liquidate a national grocery wholesaler. The result: a $30 million dollar retail deal and an incredible selection of household products for our customers. We're proud of our reputation for unique deals in every category, and we're working around the clock to keep it.




Modul
7-8
evenflo

nonstop supply

An eye on SUPPLY


evenflo
evenflo

When it comes to moving merchandise quickly, it's really about how you work together as a team. Everyone is part of the process — from buyers and allocators to cashiers and customers. We're making investments in technology and business processes across every link of the supply chain to help us create fresher, faster-turning stores. In 2003, we launched SCOPE (Supply Chain Operational Performance Enhancements). SCOPE brings buyers, planners, and allocators together with information technology to manage the supply chain from source to sales floor. The process will enable everyone to review critical customer and purchasing data that helps them forecast quantities, track inventory, and make more targeted buying decisions. Other improvements in our distribution and logistics systems are getting our products in the door, on the floor, and through the register in record time. We substantially completed construction of our fifth distribution center in Durant, Okla., and began reengineering our processes at our largest distribution center in Columbus, Ohio. We're also speeding up back room and front-end productivity with increased UPC scanning, store-ordering capability, and more floor-ready and pre-ticketed merchandise. Best of all, we're getting better information about what our customers want so we can deliver a nonstop supply of great deals.


BIG LOTS
evenflo





FROZEN FOOD
BRAND NAME
FOOD
SAUDER
RIVAL
hiskas
Sprite
Fisher
BIG LOTS

our service.

The COMPANY we keep

We're passionate about many things. Closeout shopping. Great store atmospheres. The best service we can give. But what we're most passionate about is our associates. They make our team click. They drive the passion our customers see in each and every store. Our associates are encouraged to try new ideas, make decisions on their own, and take on greater responsibilities. Many of our store managers were "grown" through the business, starting as associates who served customers on a daily basis. We continue to develop talent from within by giving our associates the knowledge and skills they need to provide even better service. We redesigned Closeout College, our training program for new managers, and released our Best Practices associate training program. Big Lots customers have responded with gratifying results. They continue to give us top ratings in customer surveys conducted by The Gallup Organization. One of our greatest responsibilities as a company is to ensure we continue to cultivate our people. Their hard work, integrity, and never-ending passion for our business guide us on our journey to become the World's Best Bargain Place.



Store LOCATIONS

With the exception of 54 owned store sites, all stores are leased. Store leases generally provide for fixed monthly rental payments plus the payment, in most cases, of real estate taxes, common area maintenance, and property insurance. In some locations, the leases provide formulas requiring the payment of a percentage of sales as additional rent. Such payments are generally only required when sales exceed a specified level. The typical lease is for an initial term of five years with multiple five-year renewal options. The following table sets forth store location information as of January 31, 2004.

Alabama	35	Maine	3	Ohio	135
Arizona	29	Maryland	12	Oklahoma	20
Arkansas	11	Massachusetts	11	Oregon	11
California	188	Michigan	46	Pennsylvania	55
Colorado	20	Minnesota	8	South Carolina	28
Connecticut	6	Mississippi	14	Tennessee	47
Delaware	2	Missouri	27	Texas	106
Florida	107	Montana	2	Utah	11
Georgia	63	Nebraska	4	Virginia	43
Idaho	5	Nevada	9	Washington	17
Illinois	42	New Hampshire	6	West Virginia	24
Indiana	53	New Jersey	9	Wisconsin	18
Iowa	9	New Mexico	12	Wyoming	2
Kansas	11	New York	41		
Kentucky	43	North Carolina	57	**Total Stores**	1,430
Louisiana	25	North Dakota	3	**No. of States**	45

FINANCIAL information

Selected Financial Data	20
Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Independent Auditors' Report	38
Consolidated Statements of Operations	39
Consolidated Balance Sheets	40
Consolidated Statements of Shareholders' Equity	41
Consolidated Statements of Cash Flows	42
Notes to Consolidated Financial Statements	43

Selected Financial Data

The statements of operations and the balance sheet data have been derived from the Big Lots, Inc. (the "Company") Consolidated Financial Statements and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related Notes included elsewhere herein.

	Fiscal Years Ended (a)				
	January 31, 2004	February 1, 2003	February 2, 2002	February 3, 2001 (b)(c)	January 29, 2000 (c)
(In thousands, except per share amounts and store counts)					
Net sales	$ 4,174,383	$ 3,868,550	$ 3,433,321	$ 3,277,088	$ 2,933,690
Cost of sales	2,428,024	2,236,633	2,092,183	1,891,345	1,668,623
Gross profit	1,746,359	1,631,917	1,341,138	1,385,743	1,265,067
Selling and administrative expenses	1,616,031	1,485,265	1,368,397	1,200,277	1,095,453
Operating profit (loss)	130,328	146,652	(27,259)	185,466	169,614
Interest expense	16,443	20,954	20,489	23,557	16,692
Interest income	(1,061)	(843)	(287)	(610)	(245)
Income (loss) from continuing operations before income taxes	114,946	126,541	(47,461)	162,519	153,167
Income tax expense (benefit)	24,051	49,984	(18,747)	64,195	60,501
Income (loss) from continuing operations	90,895	76,557	(28,714)	98,324	92,666
(Loss) income from discontinued operations	(9,720)	-	8,480	(478,976)	3,444
Net income (loss)	$ 81,175	$ 76,557	$ (20,234)	$ (380,652)	$ 96,110
Income (loss) per common share - basic:					
Continuing operations	$ .78	$ .66	$ (.25)	$ .88	$ .84
Discontinued operations	(.08)	-	.07	(4.30)	.03
	$ .70	$ .66	$ (.18)	$ (3.42)	$ .87
Income (loss) per common share - diluted:					
Continuing operations	$ .78	$ .66	$ (.25)	$ .87	$ .82
Discontinued operations	(.09)	-	.07	(4.26)	.03
	$ .69	$ .66	$ (.18)	$ (3.39)	$ .85
Weighted average common shares outstanding:					
Basic	116,757	115,865	113,660	111,432	110,360
Diluted	117,253	116,707	113,660	112,414	112,952
Balance sheet data:					
Total assets	$ 1,784,688	$ 1,641,761	$ 1,460,793	$ 1,526,966	$ 1,862,028
Working capital	704,014	657,624	557,741	717,143	472,080
Long-term obligations	204,000	204,000	204,000	268,000	50,000
Shareholders' equity	$ 1,116,060	$ 1,026,181	$ 927,533	$ 927,812	$ 1,300,062
Store data:					
Total gross square footage	40,040	37,882	35,528	33,595	31,896
Total selling square footage	29,019	27,593	26,020	24,641	23,242
New stores opened	86	87	78	83	124
Stores closed	36	42	33	23	22
Stores open at end of year	1,430	1,380	1,335	1,290	1,230

(a) References throughout this document to fiscal years 2003, 2002, 2001, 2000, and 1999 refer to the fiscal years ended January 31, 2004, February 1, 2003, February 2, 2002, February 3, 2001, and January 29, 2000, respectively.

(b) The fiscal year ended February 3, 2001, is comprised of 53 weeks.

(c) Exclusive of the KB Toys business which the Company divested pursuant to a Stock Purchase Agreement dated as of December 7, 2000.

Management's Discussion and Analysis

Cautionary Statement Concerning Forward-looking Statements for Purposes of "Safe Harbor" Provisions of the Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. The Company wishes to take advantage of the "safe harbor" provisions of the Act.

This report, as well as other verbal or written statements or reports made by or on the behalf of the Company, may contain or may incorporate material by reference which includes forward-looking statements within the meaning of the Act. By their nature, all forward-looking statements involve risks and uncertainties. Statements, other than those based on historical facts, which address activities, events, or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, future earnings, store openings and new market entries, anticipated inventory turn, and other similar matters, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements, which are based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. The words "believe," "anticipate," "project," "plan," "expect," "estimate," "objective," "forecast," "goal," "intend," "will," and similar expressions generally identify forward-looking statements. The forward-looking statements are and will be based upon management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Although the Company believes the expectations expressed in forward-looking statements are based on reasonable assumptions within the bounds of its knowledge of its business, actual events and results may materially differ from anticipated results described in such statements.

The Company's ability to achieve the results contemplated by forward-looking statements are subject to a number of factors, any one, or a combination of, which could materially affect the Company's business, financial condition, or results of operations. These factors may include, but are not limited to:

- the Company's ability to source and purchase merchandise on favorable terms;
- the ability to attract new customers and retain existing customers;
- the Company's ability to establish effective advertising, marketing, and promotional programs;
- economic and weather conditions which affect buying patterns of the Company's customers;
- changes in consumer spending and consumer debt levels;
- the Company's ability to anticipate buying patterns and implement appropriate inventory strategies;
- continued availability of capital and financing on favorable terms;
- competitive pressures and pricing pressures, including competition from other retailers;
- the Company's ability to comply with the terms of its credit facilities (or obtain waivers for non-compliance);
- interest rate fluctuations and changes in the Company's credit rating;
- the creditworthiness of the purchaser of the Company's former KB Toys business;
- the Company's indemnification and guarantee obligations with respect to more than 380 KB Toys store leases and other real property, some or all of which may be rejected or materially modified in connection with the pending KB Toys bankruptcy proceedings, as well as other potential liabilities arising out of the KB Toys bankruptcy;

Management's Discussion and Analysis

Cautionary Statement Concerning Forward-looking Statements for Purposes of "Safe Harbor" Provisions of the Securities Litigation Reform Act of 1995 *(concluded)*

- litigation risks and changes in laws and regulations, including changes in accounting standards and tax laws;
- transportation and distribution delays or interruptions that adversely impact the Company's ability to receive and/or distribute inventory;
- the impact on transportation costs from the driver hours of service regulations adopted by the Federal Motor Carriers Safety Administration that became effective in January 2004;
- the effect of fuel price fluctuations on the Company's transportation costs;
- interruptions in suppliers' businesses;
- the Company's ability to achieve cost efficiencies and other benefits from various operational initiatives and technological enhancements;
- the costs, interruptions, and problems associated with the implementation of, or failure to implement, new or upgraded systems and technology;
- delays and costs associated with building, opening, and modifying the Company's distribution centers;
- the Company's ability to secure suitable new store locations under favorable lease terms;
- the Company's ability to successfully enter new markets;
- the effect of international freight rates on the Company's profitability;
- delays associated with constructing, opening, and operating new stores;
- the Company's ability to attract and retain suitable employees; and
- other risks described from time to time in the Company's filings with the Securities and Exchange Commission, in its press releases, and in other communications.

The foregoing list is not exhaustive. There can be no assurances that the Company has correctly and completely identified, assessed, and accounted for all factors that do or may affect its business, financial condition, or results of operations. Additional risks not presently known to the Company or that it believes to be immaterial also may adversely impact the Company. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on the Company's business, financial condition, and results of operations. Consequently, all of the forward-looking statements are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by the Company will be realized or that they will have the expected effects on the Company or its business or operations.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events. Readers are advised, however, to consult any further disclosures the Company may make on related subjects in its public announcements and filings made with the Securities and Exchange Commission.

Management's Discussion and Analysis

Overview

The discussion and analysis presented below should be read in conjunction with the Consolidated Financial Statements and related Notes included elsewhere herein.

Business Operations

The Company is the nation's largest broadline closeout retailer. At January 31, 2004, the Company operated a total of 1,430 stores, 1,385 stores under the name Big Lots and 45 stores under the name Big Lots Furniture. The Company's goal is to build upon its leadership position in broadline closeout retailing by expanding its market presence in both existing and new markets. The Company believes that the combination of its strengths make it a low-cost value retailer well-positioned for continued growth. The Company's Web site is located at www.biglots.com. Wholesale operations are conducted through Big Lots Wholesale, Consolidated International, Wisconsin Toy, and with online purchasing at www.biglotswholesale.com. The contents of the Company's Web sites are not part of this report.

The following table compares components of the Consolidated Statements of Operations of the Company as a percentage of net sales. Results for fiscal years 2003 and 2001 include the impact of a net charge of $4.9 million (net of tax) and a $50.4 million (net of tax) charge, respectively (see KB Toys Matters and Litigation Charges for fiscal year 2003, and 2001 Charge for fiscal year 2001 in the Notes to the Consolidated Financial Statements).

	Fiscal Year		
	2003	2002	2001
Net sales	100.0 %	100.0 %	100.0 %
Gross profit	41.8	42.2	39.1
Selling and administrative expenses	38.7	38.4	39.9
Operating profit (loss)	3.1	3.8	(.8)
Interest expense	.4	.5	.6
Interest income	(.0)	(.0)	(.0)
Income (loss) from continuing operations before income taxes	2.8	3.3	(1.4)
Income tax expense (benefit)	.6	1.3	(.6)
Income (loss) from continuing operations	2.2	2.0	(.8)
(Loss) income from discontinued operations	(.2)	-	.2
Net income (loss)	1.9 %	2.0 %	(.6) %

The Company has historically experienced, and expects to continue to experience, seasonal fluctuations, with a significant percentage of its net sales and operating profit being realized in the fourth fiscal quarter. In addition, the Company's quarterly results can be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, as well as the timing of store remodels, television and circular advertising, and the timing of certain holidays. Furthermore, in anticipation of increased sales activity during the fourth fiscal quarter, the Company purchases substantial amounts of inventory during the third fiscal quarter and hires a significant number of temporary employees to increase store staffing during the fourth fiscal quarter.

Management's Discussion and Analysis

Overview *(concluded)*

Store Remodels and Conversions

In conjunction with the Company's initiative to change its name to Big Lots, Inc., and operate under one brand name, 434 stores were converted during fiscal years 2001 and 2002, including 380 stores previously operating under the names Odd Lots, Mac Frugal's, and Pic 'N' Save, and 54 existing Big Lots stores located in conversion markets. As of the end of fiscal year 2002, all stores were operating under the Big Lots name.

In connection with this conversion and remodeling process, the Company made certain improvements to the converted sites. The improvements varied by location and included, among other things, painting, lighting retrofits, new signage (interior and exterior) and advertising, new flooring, and updated restrooms. The cost of the improvements for conversion and remodeled stores was between $0.1 million and $0.2 million per store during fiscal years 2001 through 2003. The Company believes that Big Lots is its most recognizable brand name, and this change offered numerous opportunities to increase brand awareness among customers, suppliers, investors, and the general public. The Company believes the conversion also allowed it to leverage television advertising and other expenses.

In August 2003, the Company finished the fiscal year 2003 remodel program by completing 211 stores. These remodels included similar improvements as those made to the conversion stores described above and, in addition, included new fixtures and a new merchandise layout. Approximately 70% of the Company's stores have either been remodeled in the past two and one half years or are new stores opened in the past five years, and are consistent with current upgraded store standards.

In fiscal year 2004, the Company plans to remodel 68 stores in 12 markets. Additionally, the Company will add a closeout swing area to another 62 stores in the same 12 markets. The closeout swing area is located at the front of the store and features the newest and most compelling brand-name closeout merchandise the store has to offer. The selection can vary by store, and items normally only last a few days before selling out or moving to their natural location in the store. The Company expects store remodeling costs, on a per store basis, in fiscal year 2004 to be similar to prior year costs.

Furniture and Distribution Facility Growth

The Company's furniture category has grown over the last 8 years to represent 12.1% of the Company's net sales in fiscal year 2003. In an effort to further expand this category's offering nationally, the Company expects to lease a furniture distribution facility on the West Coast in fiscal year 2004.

During fiscal year 2004, the Company expects to add a net of 219 furniture departments, ending the fiscal year with furniture departments in 74% of the closeout stores, up from 61% at the close of fiscal year 2003. Additionally, the Company expects to expand existing furniture departments in approximately 147 stores where hanging apparel will be removed. Currently, approximately 416 stores have hanging apparel departments, and the Company will be exiting this category in the second and third quarters of fiscal year 2004.

Finally, construction of the Company's fifth distribution facility located in Durant, Oklahoma, was substantially completed in fiscal year 2003. The facility began receiving merchandise in January 2004 and is expected to ship merchandise to 120 stores beginning in April 2004.

Other Matters

On August 22, 2001, the Company announced that its Board of Directors had unanimously voted to redeem the preferred stock rights issued under the Company's Rights Agreement. The redemption was a direct result of the Company's redomestication into Ohio, as approved by its shareholders at the Company's 2001 Annual Meeting of Shareholders. At the 2000 Annual Meeting of Shareholders, a non-binding shareholder proposal passed seeking the termination of the Company's Rights Agreement. The Board of Directors believed that the statutory protections offered by the Company's new state of incorporation provided adequate safeguards to permit the Board of Directors and the Company's shareholders to fully and fairly evaluate any takeover offer, whether coercive or not. Accordingly, the Board of Directors found it to be in the best interest of the Company and its shareholders to redeem the preferred stock rights issued under the Company's Rights Agreement.

Management's Discussion and Analysis

KB Toys Matters and Litigation Charges

On January 14, 2004, KB Acquisition Corporation and affiliated entities (collectively, "KB") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. KB acquired the KB Toys business from the Company pursuant to a Stock Purchase Agreement dated as of December 7, 2000, (the "KB Stock Purchase Agreement").

The Company has analyzed the information currently available regarding the effect of KB's bankruptcy filing on the various, continuing rights and obligations of the parties to the KB Stock Purchase Agreement, including: a) an outstanding note from Havens Corners Corporation, a subsidiary of KB Acquisition Corporation and a party to the bankruptcy proceedings ("HCC"), to the Company, and an accompanying warrant to acquire common stock of KB Holdings, Inc., the ultimate parent of KB ("KB Holdings"); b) the status of KB's indemnification obligations to the Company with respect to guarantees of KB store leases by the Company and guarantees (relating to lease and mortgage obligations) for which the Company has indemnification obligations arising out of its 1996 acquisition of the KB Toys business; and c) the status of the Company's and KB's other indemnification obligations to each other with respect to general liability claims, representations and warranties, litigation, and other payment obligations pursuant to the KB Stock Purchase Agreement. When and to the extent the Company believes that a loss is probable and can be reasonably estimated, the Company will record a liability. As discussed below, the Company recorded a $3.7 million charge (net of tax) in the fourth quarter of fiscal year 2003 related to the estimated impact of the KB bankruptcy comprised of a $10.5 million benefit (net of tax) related to the partial charge-off of the HCC Note and KB warrant and a $14.3 million (net of tax) charge related to KB store lease guarantee obligations.

In connection with the sale of the KB Toys business, the Company received $258 million in cash and a 10-year note from HCC in the aggregate principal amount of $45 million. This note bears interest, on an in-kind basis, at the rate of 8% per annum (principal and interest together known as the "HCC Note"). The Company also received a warrant to acquire up to 2.5% of the common stock of KB Holdings for a stated price per share. At the time of the sale (the fourth quarter of fiscal year 2000), the Company evaluated the fair value of the HCC Note received as consideration in the transaction and recorded the HCC Note at its then estimated fair value of $13 million. The estimated fair value of the HCC Note was based on several factors including fair market evaluations obtained from independent financial advisors at the time of the sale, the Company's knowledge of the underlying KB Toys business and industry, and the risks inherent in receiving no cash payments until the HCC Note matured in 2010. During fiscal year 2002 and until KB's bankruptcy filing, the Company recorded the interest earned and accretion of the discount utilizing the effective interest rate method and provided necessary reserves against such amounts as a result of its evaluations of the carrying value of the HCC Note. As of February 1, 2003, and February 2, 2002, the carrying value of the HCC Note was $16 million. For tax purposes, the HCC Note was originally recorded at its face value of $45 million, and the Company incurred tax liability on the interest, which accrued but was not payable. This resulted in the HCC Note having a tax basis that was greater than the carrying value on the Company's books.

The HCC Note became immediately due and payable at the time of KB's bankruptcy filing. The Company engaged an independent investment advisory firm to assist the Company in estimating the fair value of the HCC Note and warrant for both book and tax purposes. As a result, the Company charged off a portion of the HCC Note and wrote down the full value of the warrant resulting in a book value of the HCC Note of $7.3 million, and accordingly recorded a net charge (before tax) to continuing operations in the fourth quarter of fiscal year 2003 in the amount of $9.6 million. In addition, as a result of the bankruptcy filing and the partial charge-off, the Company recorded a tax benefit of $20.2 million in the fourth quarter of 2003. A substantial portion of this tax benefit reflects the charge-off of the higher tax basis of the HCC Note (see the Income Taxes Note to the Consolidated Financial Statements for further discussion).

When the Company acquired the KB Toys business from Melville Corporation (now known as CVS New York, Inc., and together with its subsidiaries "CVS") in May 1996, the Company provided, among other things, an indemnity to CVS with respect to any losses resulting from KB's failure to pay all monies due and owing under any KB lease or mortgage obligation guaranteed by CVS. While the Company controlled the KB Toys business, the Company provided guarantees with respect to a limited number of additional store leases. As part of the KB sale, and in accordance with the terms of the KB Stock Purchase Agreement, KB similarly indemnified the Company with respect to all lease and mortgage obligations, including those guaranteed by CVS and those guaranteed by the Company. To the Company's knowledge, the Company had guarantee or indemnification obligations, as of January 31, 2004, with respect to: a) approximately

Management's Discussion and Analysis

KB Toys Matters and Litigation Charges *(continued)*

384 KB store leases; b) two distribution center leases; c) KB's main office building lease; and d) a first mortgage on a distribution center located in Pittsfield, Massachusetts (the "Pittsfield DC"), owned by Kay-Bee Toy & Hobby Shops, Inc., an affiliate of KB Acquisition Corporation and a party to the bankruptcy proceedings.

In connection with the bankruptcy, KB is required to continue to make lease payments with respect to all leases except those that it rejects. If KB rejects a lease that has been guaranteed by the Company or by CVS, because KB can reject its indemnification obligations to the Company, the Company could be liable for all or a portion of the lease obligations with respect to the rejected leases, subject to many factors, including the landlord's duty to mitigate, the validity of the applicable guarantee and the like. On February 25, 2004, the Company announced that KB had rejected 389 store leases, of which the Company believes it has guarantee or indemnification obligations relating to approximately 90 store leases affected by KB's rejections.

The Company engaged an independent real estate valuation firm to assist it in the analysis of the Company's potential liability with respect to the 90 guaranteed store leases. Based upon analysis of the information currently available, the Company recorded a charge to discontinued operations in the fourth quarter of fiscal year 2003 in the amount of $14.3 million (net of a $9.7 million tax benefit) to reflect its best estimate of this loss contingency. The Company intends to take an active role in limiting its potential liability with respect to KB store lease obligations. The Company is not aware of any additional rejections of the remaining 294 store leases guaranteed by the Company, or a rejection of the two distribution center leases or the lease on KB's main office building. It is the Company's belief that both distribution centers have been sublet by KB to unaffiliated third parties and that KB intends to retain the lease on its main office building. Nevertheless, the Company is unable to determine at this time whether any additional liability will result from the remaining leases guaranteed by the Company or CVS that have not yet been rejected by KB. If additional leases are rejected, any related charge would be to discontinued operations. Management does not believe that such a charge would have a material adverse effect on the Company's financial condition, results of continuing operations, or liquidity.

On March 10, 2004, the Company announced that it had received notice of a default relating to a first mortgage on the Pittsfield DC. As a result of KB's bankruptcy filing, the mortgage holder declared an event of default and claimed that the loan had become immediately due and payable (the "DC Note"). The Company was informed that, as of January 14, 2004, the DC Note had an outstanding principal amount of approximately $6.3 million plus accrued interest of approximately $21,000. Additionally, the mortgage holder has claimed that a make-whole premium of approximately $1.5 million is also due and payable. The Company is reviewing its rights and obligations regarding the premium. The Company engaged an independent real estate valuation firm to assist it in the analysis of the Company's potential liability with respect to the DC Note. Based upon analysis of the information currently available, the Company believes that the fair market value of the Pittsfield DC is between $6.2 million and $6.8 million. The Company intends to take an active role in limiting its potential liability with respect to the DC Note. In the event the Company incurs a liability related to the Pittsfield DC, any related charge would be to discontinued operations. Management does not believe that such a charge would have a material adverse effect on the Company's financial condition, results of continuing operations, or liquidity.

In addition to including KB's indemnity of the Company with respect to lease and mortgage obligations, the KB Stock Purchase Agreement contains mutual indemnifications of KB by the Company and of the Company by KB. These indemnifications relate primarily to losses arising out of general liability claims, breached or inaccurate representations or warranties, shared litigation expenses, other payment obligations, and taxes. The Company continues to assess the effect of the KB bankruptcy on such mutual indemnification obligations. However, because the KB bankruptcy is in its early stages, the Company has not made any provision for loss contingencies with respect to any non-lease related indemnification obligations. At this time, Management does not believe that such a charge would have a material adverse effect on the Company's financial condition, results of continuing operations, or liquidity.

In another KB matter unrelated to the bankruptcy proceedings mentioned above, the Company announced on August 20, 2003, that it had reached a preliminary agreement to settle a national class action lawsuit relating to certain advertising practices of KB Toys. The Court issued a final order approving the agreement during the fourth quarter of fiscal year 2003. The Company contributed $2.1 million toward the settlement and accordingly, a charge of $1.2 million (net of tax) was recorded to discontinued operations in the third quarter of fiscal year 2003.

Management's Discussion and Analysis

KB Toys Matters and Litigation Charges *(concluded)*

During fiscal year 2003, the Internal Revenue Service (the "IRS") concluded its field examination of the Company's consolidated income tax returns for the fiscal year 1997 through fiscal year 2000 cycle. The consolidated income tax returns for that cycle included the KB Toys business. In the fourth quarter of fiscal year 2003, the fiscal year 1997 through fiscal year 2000 IRS examination cycle was substantially resolved when the congressional Joint Committee on Taxation found no exception to the IRS field examination report (see the Income Taxes Note to the Consolidated Financial Statements for further discussion). The Company has also received substantial resolution with the Appeals Division of the IRS related to a KB income tax matter for fiscal year 1996 in conjunction with the Mac Frugal's Bargains • Close-outs, Inc. appeal (see the Income Taxes Note to the Consolidated Financial Statements for further discussion). Discontinued operations also reflect the substantial resolution and closure of tax audit activity, the closing of the statute of limitations, and changes in the expected outcome of tax contingencies related to KB state and local non-income tax matters. As a result of the substantial resolution and closure of these items, the Company has reversed previously accrued income taxes of approximately $4.7 million, and sales and use taxes of approximately $1.1 million related to discontinued operations.

For fiscal year 2003, the Company has recorded, related to KB Toys matters described above, charges to discontinued operations of $9.7 million (net of tax), or $0.09 per diluted share, and a benefit to continuing operations of $10.5 million (net of tax), or $0.09 per diluted share. The KB Toys charges recorded to discontinued operations represented: a) a $14.3 million (net of tax) charge related to KB store lease guarantee obligations; b) a $5.8 million (net of tax) benefit related to the resolution and closure of KB state and local tax matters; and c) a $1.2 million (net of tax) charge related to certain advertising practices of KB Toys. In another KB matter, the Company recorded to continuing operations a $10.5 million (net of tax) benefit related to the partial charge-off of the HCC Note and the write-off of the KB warrant. Including the charge of $5.7 million (net of tax) for the Company's two California class action lawsuits recorded to continuing operations, KB Toys matters and litigation charges totaled $4.9 million (net of tax).

The Company has, as part of the KB Stock Purchase Agreement, retained the responsibility for certain KB insurance claims incurred through the date of closing of the sale on December 7, 2000. During fiscal year 2001, the Company determined that the estimate for the related insurance reserves exceeded the expected liability. Accordingly, a portion of the insurance reserves established in connection with the sale of the KB Toys business were adjusted and recorded as income from discontinued operations on the Company's Statement of Operations. This adjustment resulted in $8.5 million (net of tax) of income from discontinued operations in fiscal year 2001.

The following are the components of discontinued operations:

	Fiscal Year		
	2003	2002	2001
(In thousands)			
(Loss) income on disposal of KB Toys business, net of income tax (benefit) expense of $(14,691), $(4,000), and $5,423 in 2003, 2002, and 2001, respectively.	$ (9,720)	$ -	$ 8,480

The Company also announced on August 20, 2003, that it reached a preliminary agreement to settle the Company's two California class action lawsuits relating to the calculation of earned overtime wages for certain former and current store managers and assistant store managers in that state. Final court approval of the proposed settlement was received February 4, 2004. During the fourth quarter of fiscal year 2003, the Company adjusted the total related charge to $5.7 million (net of tax), $0.6 million lower than its original estimate recorded during the second quarter of fiscal year 2003. The Company does not expect this settlement to have a material impact on its financial condition, results of continuing operations, or liquidity going forward.

Management's Discussion and Analysis

2001 Charge

In fiscal year 2001, the Company recorded a charge of $50.4 million (net of tax), or $0.44 per diluted share. The charge represented: a) costs to modify the Company's product assortment and exit certain merchandise categories ($6.1 million net of tax), b) adjustments to the estimated capitalized freight costs related to inbound imported inventories in response to better systems and information ($15.0 million net of tax), c) adjustments to inventory-related costs that were identified as a result of the completion of a significant multiyear conversion to a detailed stock keeping unit inventory management system ($16.7 million net of tax), and d) changes in estimates and estimating methodology related to insurance reserves ($12.6 million net of tax). These charges are included in the Company's fiscal year 2001 financial statements.

Fiscal Year 2003 Compared to Fiscal Year 2002

Net Sales

Net sales for the fiscal year ended January 31, 2004, increased 7.9% to $4,174.4 million compared to net sales of $3,868.6 million for fiscal year 2002. This increase resulted from a comparable store sales increase of 3.4%, with the remaining increase driven primarily by sales from new stores that opened on or after February 4, 2001, offset by store closings. The Company attributes its comparable store sales increase of 3.4% to an increase in the dollar value of the average basket of 1.7% and an increase in the number of customer transactions of 1.7%.

Comparable store sales are calculated using all stores that have been open for at least two fiscal years as of the beginning of fiscal year 2003.

The Company believes the increase in the number of customer transactions and the increase in the dollar value of the average basket for fiscal year 2003 may have resulted from several factors such as the launch of the Company's first national television advertising campaign covering all 1,430 stores, more productive advertising circulars, the introduction of furniture departments in 157 stores over the prior year, the allocation of additional square footage to 242 furniture departments in existing stores, and improved in-stock levels on everyday basic items.

In terms of product categories, sales growth in fiscal year 2003 was broad based with positive comparable store sales increases across most major categories driven by gains in consumables, furniture, hardlines, and domestics, offset by declines in apparel and home décor.

The Company believes that future sales growth is dependent upon the increased number of customer transactions as well as increases in the dollar value of the average basket. The following table summarizes comparable store sales increases as well as growth in customer transactions and the value of the average basket:

	Fiscal Year	
	2003	2002
Comparable store sales	3.4%	7.7%
Customer transactions	1.7%	2.8%
Value of the average basket	1.7%	4.9%

Gross Profit

Gross profit increased $114.5 million, or 7.0%, in fiscal year 2003 to $1,746.4 million from $1,631.9 million in fiscal year 2002. Gross profit as a percentage of net sales was 41.8% in fiscal year 2003 compared to 42.2% in the previous year. The Company believes the 40 basis point decrease in the gross profit percentage was driven by a reduction of 60 basis points in the initial markup of merchandise due to a combination of better than expected sales in lower markup categories, such as consumables, and increased freight rates related to imported merchandise. Markdown reductions of 20 basis points over the previous year partially offset the decline in initial markup.

Management's Discussion and Analysis

Fiscal Year 2003 Compared to Fiscal Year 2002 *(concluded)*

Selling and Administrative Expenses

Selling and administrative expenses increased $130.7 million, or 8.8%, in fiscal year 2003 to $1,616.0 million from $1,485.3 million in fiscal year 2002. As a percentage of net sales, selling and administrative expenses increased 30 basis points to 38.7% in fiscal year 2003 from 38.4% in fiscal year 2002.

The 30 basis point increase in the selling and administrative expense rate was primarily attributable to a partial charge-off (23 basis points) of the HCC Note and the write-off of the KB warrant received at the time of the sale of the KB Toys business and a charge (22 basis points) to settle the California wage and hour class action lawsuits (see KB Toys Matters and Litigation Charges in the Notes to the Consolidated Financial Statements). Excluding these items, the selling and administrative rate reduction of 15 basis points was primarily attributable to the leveraging of fixed costs over a higher sales base and a reduced bonus payout, partially offset by the impact of increased distribution and transportation costs and store payroll due to increased carton volume in departments such as consumables which experienced higher sales volume and declining carton values.

Selling and administrative expenses increased over fiscal year 2002 primarily due to an increase in the number of stores; costs associated with higher levels of sales and increased carton volume; national advertising costs; a partial charge-off of the HCC Note and the write-off of the KB warrant; and litigation charges. The $130.7 million increase was primarily attributable to increased store payroll costs of $50.0 million; increased distribution and transportation costs of $22.6 million; increased store occupancy related costs including rent and utilities of $22.2 million; a $9.9 million increase in advertising costs; a $9.6 million partial charge-off of the HCC Note and the write-off of the KB warrant; and a $9.1 million charge for the California wage and hour class action lawsuits.

Distribution and transportation costs, which are included in selling and administrative expenses (see Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements), increased slightly by 15 basis points when compared to fiscal year 2002.

Interest Expense

Interest expense, including the amortization of obligation issuance costs, was $16.4 million for fiscal year 2003 compared to $21.0 million for fiscal year 2002. As a percentage of net sales, interest expense decreased 10 basis points from 0.5% in fiscal year 2002 compared to 0.4% in fiscal year 2003. The decrease was primarily due to the fiscal year 2003 capitalization of $3.7 million of interest related to construction costs for the new distribution facility in Durant, Oklahoma. Interest expense for fiscal years 2003 and 2002 was primarily related to the $204.0 million senior notes with maturities ranging from four to six years privately placed by the Company pursuant to the Note Purchase Agreement dated May 8, 2001, ("Senior Notes") as well as the amortization of obligation issuance costs (see Long-term Obligations in the Notes to the Consolidated Financial Statements).

Interest Income

Interest income increased slightly to $1.1 million in fiscal year 2003 compared to $0.8 million for fiscal year 2002. Interest income was generated by interest earned on cash equivalents and short-term investments. Cash equivalents at January 31, 2004, and February 1, 2003, were $170.3 million and $143.8 million, respectively.

Income Taxes

The effective income tax rate of the continuing operations of the Company was 20.9% for fiscal year 2003 compared to 39.5% for fiscal year 2002. The rate decrease was primarily related to the reversal of a $15.0 million deferred tax asset valuation allowance related to the HCC Note and the reversal of $3.1 million of previously accrued federal and state taxes as the result of the substantial resolution and closure of several years of federal and state income tax examinations. The Company anticipates the fiscal year 2004 effective income tax rate to fall within a range of 38.8% to 39.5%.

Discontinued Operations

See KB Toys Matters and Litigation Charges in the Notes to the Consolidated Financial Statements.

Management's Discussion and Analysis

Fiscal Year 2002 Compared to Fiscal Year 2001

Net Sales

Net sales increased to $3,868.6 million for fiscal year 2002 from $3,433.3 million for fiscal year 2001, an increase of $435.3 million, or 12.7%. This increase resulted primarily from a comparable store sales increase of 7.7%, with the remaining increase driven primarily by sales from new stores that opened on or after January 30, 2000, offset by store closings. The Company attributes its comparable store sales increase of 7.7% to an increase in the dollar value of the average basket of 4.9% and an increase in the number of customer transactions of 2.8%.

Comparable store sales are calculated using all stores that have been open for at least two fiscal years as of the beginning of fiscal year 2002.

The Company believes the increase in the number of customer transactions and the increase in the dollar value of the average basket for fiscal year 2002 may have resulted from several factors such as more reliable in-stock levels of consumables products, more productive advertising circulars, increased television advertising spending, the opening of 434 conversion stores during fiscal years 2002 and 2001, and the introduction of furniture departments in 128 stores over the prior year.

In terms of product categories, sales growth in fiscal year 2002 was broad-based with positive comparable store sales increases across most major categories driven by gains in domestics, furniture, hardlines, consumables, toys, and home décor, offset by a decline in seasonal merchandise.

The following table summarizes comparable store sales increases as well as growth in customer transactions and the value of the average basket:

	Fiscal Year	
	2002	2001
Comparable store sales	7.7%	2.0%
Customer transactions	2.8%	.3%
Value of the average basket	4.9%	1.7%

Gross Profit

Gross profit increased $290.8 million, or 21.7%, in fiscal year 2002 to $1,631.9 million from $1,341.1 million in fiscal year 2001. Gross profit as a percentage of net sales was 42.2% in fiscal year 2002 compared to 39.1% in the previous year. Of the 310 basis point improvement in the gross profit percentage, 180 basis points were due to prior year's results having been impacted by a charge of $37.8 million (net of tax) ($62.4 million before tax) (see 2001 Charge in the Notes to the Consolidated Financial Statements for more information). The remaining 130 basis points of increase in the gross profit percentage was primarily due to improvements in initial markup due to opportunistic buying conditions across most merchandise categories, partially offset by promotional markdowns taken to clear seasonal inventory such as Christmas decorative merchandise.

Selling and Administrative Expenses

Selling and administrative expenses increased $116.9 million in fiscal year 2002 to $1,485.3 million from $1,368.4 million in fiscal year 2001. As a percentage of net sales, selling and administrative expenses decreased to 38.4% in fiscal year 2002 from 39.9% in fiscal year 2001. Of the 150 basis point improvement in the selling and administrative expense rate, 110 basis points were due to prior year's results having been impacted by a $21.1 million (net of tax) ($34.9 million before tax) charge resulting from a change in estimate relating to insurance reserves. The remaining 40 basis points of rate improvement in fiscal year 2002 was primarily due to improving productivity in distribution, transportation, and store payroll, partially offset by the negative impact of increased health insurance costs, as well as accelerating comparable sales on an expense base of which a large portion is fixed.

Management's Discussion and Analysis

Fiscal Year 2002 Compared to Fiscal Year 2001 *(concluded)*

Selling and administrative expenses increased over fiscal year 2001 primarily due to an increase in the number of stores, costs associated with higher levels of sales, and investment in store remodels. The $116.9 million increase was primarily attributable to an increase in store payroll of $40.8 million, increased store occupancy related costs such as rent and utilities of $24.8 million, increased incentive compensation of $17.3 million due to improved operating results, and an increase of $17.2 million in insurance expense primarily driven by health costs related to increased associate participation and medical inflation.

Distribution and transportation costs, which are included in selling and administrative expenses (see Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements), decreased as a percentage of sales 60 basis points when compared to fiscal year 2001. The reduction in distribution and transportation costs as a percentage of sales was primarily due to productivity improvements and the leveraging of costs over a higher sales base.

Interest Expense

Interest expense, including the amortization of obligation issuance costs, was $21.0 million for fiscal year 2002 compared to $20.5 million for fiscal year 2001. As a percentage of net sales, interest expense for fiscal year 2002 declined slightly compared to fiscal year 2001.

The fiscal year 2002 interest primarily relates to the Company's Senior Notes and the amortization of obligation issuance costs. The decrease in interest expense over fiscal year 2001 was primarily due to lower average borrowings under the Company's senior revolving Credit Agreement dated May 8, 2001 ("Revolving Credit Agreement"). This decrease was partially offset by fiscal year 2001 expense being favorably impacted in the first and second quarters by the capitalization of $2.4 million of interest related to the Tremont, Pennsylvania, distribution facility. Additionally, the Senior Notes, which carry a higher interest rate than the variable-priced Revolving Credit Agreement, were not in place until the second quarter of fiscal year 2001.

Interest Income

Interest income increased to $0.8 million in fiscal year 2002 compared to $0.3 million for fiscal year 2001. Interest income was generated by interest earned on cash equivalents and short-term investments. Cash equivalents at February 1, 2003, and February 2, 2002, were $143.8 million and $17.5 million, respectively.

Income Taxes

The effective income tax rate of the Company was 39.5% in fiscal years 2002 and 2001.

Discontinued Operations

See KB Toys Matters and Litigation Charges in the Notes to the Consolidated Financial Statements.

Capital Resources and Liquidity

Revolving Credit Agreement

On May 8, 2001, the Company entered into the Revolving Credit Agreement with a group of financial institutions, which consisted of a $358.75 million three-year revolving credit facility and a $153.75 million 364-day facility, renewable annually. The Revolving Credit Agreement replaced the Company's prior senior unsecured revolving credit facility ("Prior Revolver") which, at the time of its replacement, consisted of a $500.0 million revolving credit facility that was due to expire on May 6, 2002. The average interest rate under the Revolving Credit Agreement during fiscal years 2003 and 2002 was 2.4% and 3.0%, respectively.

The Revolving Credit Agreement contains customary affirmative and negative covenants, including financial covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios as well as a minimum level of net worth. The Company was in compliance with its financial covenants at January 31, 2004.

On October 30, 2001, the financial covenants of the Revolving Credit Agreement were amended to provide the Company with increased operating flexibility. On February 25, 2002, the Revolving Credit Agreement was amended to exclude the fiscal year 2001 charge (see 2001 Charge in the Notes to the Consolidated Financial Statements) from the fixed charge coverage and leverage ratio financial covenant calculations. As part of the February 25, 2002,

Management's Discussion and Analysis

Capital Resources and Liquidity *(continued)*

amendments, the Company provided collateral, consisting principally of its inventories, as security for the Revolving Credit Agreement, and agreed to certain changes in other terms.

The February 25, 2002, amendment to the Revolving Credit Agreement imposed certain limitations on the extent to which the Company may borrow under the Revolving Credit Agreement. The Company's borrowing base fluctuates at least quarterly based on the value of the Company's inventory, as determined in accordance with the Revolving Credit Agreement. On April 30, 2002, the Revolving Credit Agreement was further amended to increase the applicable borrowing base factor. At January 31, 2004, the Company's borrowing base was $280.5 million.

On May 8, 2002, the Company's 364-day facility expired. This facility had not been used during the prior year and, accordingly, was not renewed. On July 31, 2003, the Revolving Credit Agreement was further amended to extend the maturity one year to May 2005, and to reduce the size of the facility from $358.75 million to $300.0 million to better match the facility size with the liquidity needs of the Company and minimize facility fees. The Company believes that the $300.0 million revolving credit facility, combined with cash provided by operations and existing cash balances, provide sufficient liquidity to meet its operating and seasonal borrowing needs.

Senior Notes

The Senior Notes have maturities ranging from four to six years. Principal maturities of the Senior Notes are as follows:

(In thousands)		
2004	$	-
2005		174,000
2006		15,000
2007		15,000
Long-term obligations	$	204,000

The Senior Notes currently carry a weighted-average yield of 8.21% and rank pari passu with the Company's Revolving Credit Agreement. Proceeds from the issue were used to pay down the Prior Revolver.

The Note Purchase Agreement and Senior Notes contain customary affirmative and negative covenants including financial covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios as well as a minimum level of net worth. The Company was in compliance with its financial covenants at January 31, 2004.

On February 25, 2002, the Note Purchase Agreement was amended to exclude the fiscal year 2001 charge (see 2001 Charge in the Notes to the Consolidated Financial Statements) from the fixed charge coverage and leverage ratio financial covenant calculations. As part of the February 25, 2002, amendment, the Company provided collateral, consisting principally of its inventories, as security for the Senior Notes, and agreed to certain changes in other terms.

Liquidity

The primary sources of liquidity for the Company have been cash flows from operations, proceeds from the Senior Notes, and as necessary, borrowings under the Revolving Credit Agreement. Working capital was $704.0 million, and the Company had no direct borrowings under the Revolving Credit Agreement at January 31, 2004. The Company's borrowing base at January 31, 2004, was $280.5 million. The borrowing base was reduced by outstanding letters of credit totaling $44.8 million. As a result, $235.7 million was available under the Revolving Credit Agreement at January 31, 2004. The Company had invested funds of $170.3 million at January 31, 2004.

During fiscal year 2003, the Company had average borrowings under the Revolving Credit Agreement of $10.8 million and peak borrowings of $76.8 million. Additionally, the Company had average letters of credit outstanding of $35.7 million during fiscal year 2003. The amortization of obligation issuance costs is included in interest expense in the statements of operations.

Management's Discussion and Analysis

Capital Resources and Liquidity *(continued)*

Cash flows from operating activities were $184.9 million during fiscal year 2003 and resulted primarily from net income adjusted for depreciation and amortization totaling $172.8 million. An increase in inventories of $53.4 million over fiscal year 2002 was primarily due to increased receipts of furniture merchandise substantially offset by an increase in accounts payable of $42.1 million.

Capital expenditures were $163.7 million in fiscal year 2003, $102.7 million in fiscal year 2002, and $107.6 million in fiscal year 2001. Capital expenditures in fiscal year 2003 were primarily driven by the construction of the distribution facility in Durant, Oklahoma, remodeling of existing stores, and new store openings. Capital expenditures in fiscal year 2002 were primarily driven by new store openings, investments in store remodels, and the commencement of the construction of the distribution facility in Durant, Oklahoma. Capital expenditures in fiscal year 2001 were primarily driven by new store openings; additional distribution facility capacity in Montgomery, Alabama, and Tremont, Pennsylvania; investments in store conversions and remodels; and the upgrade of the warehouse management system in the Columbus, Ohio distribution facility. Capital expenditure requirements in 2004 are anticipated to be approximately $115 to $120 million, and will consist primarily of investments in approximately 90 new stores, store expansions, the reengineering of the Columbus, Ohio distribution facility, and the remodeling of 68 existing stores.

Quantitative and Qualitative Disclosures About Market Risk

The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing, and cash management activities. The Company does not expect changes in interest rates in fiscal year 2004 to have a material effect on income or cash flows; however, there can be no assurances that interest rates will not materially change. The Company does not believe that a hypothetical adverse change of 10% in interest rates would have a material adverse effect on the Company's capital resources, financial position, results of operations, or cash flows.

The Company continues to believe that it has, or, if necessary, has the ability to obtain, adequate resources to fund ongoing operating requirements, future capital expenditures related to the expansion of existing businesses, development of new projects, and currently maturing obligations. Additionally, management is not aware of any current trends, events, demands, commitments, or uncertainties which reasonably can be expected to have a material impact on the Company's capital resources, financial position, results of operations, or cash flows.

Contractual Obligations

The following table summarizes payments due under the Company's contractual obligations at January 31, 2004:

	Payments Due by Period (1)				
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
(In thousands)					
Long-term debt obligations (2)	$ -	$ 189,000	$ 15,000	$ -	$ 204,000
Capital lease obligations	-	-	-	-	-
Operating lease obligations (3) (4)	260,033	422,062	253,985	180,742	1,116,822
Purchase obligations (4) (5)	721,726	235,724	105,851	145,916	1,209,217
Other long-term liabilities	-	-	-	-	-
Total contractual obligations (6)	$ 981,759	$ 846,786	$ 374,836	$ 326,658	$ 2,530,039

(1) The disclosure of contractual obligations in this table is based on assumptions and estimates that the Company believes to be reasonable as of the date of this report. Those assumptions and estimates may prove to be inaccurate; consequently, the amounts provided in the table may differ materially from those amounts that the Company ultimately incurs. Variables that may cause the stated amounts to vary from those actually incurred

Management's Discussion and Analysis

Capital Resources and Liquidity *(concluded)*

include, but are not limited to: the termination of a contractual obligation prior to its stated or anticipated expiration; fees or damages incurred as a result of the premature termination or breach of a contractual obligation; the acquisition of more or less services or goods under a contractual obligation than are anticipated by the Company as of the date of this report; fluctuations in third party fees, governmental charges or market rates that the Company is obligated to pay under contracts it has with certain vendors; and the exercise of renewal options under or the automatic renewal of contracts that provide for the same.

(2) Long-term debt obligations are limited to the Senior Notes. The table assumes that the Senior Notes are paid at maturity (see Long-term Obligations in the Notes to the Consolidated Financial Statements for more information).

(3) Operating lease obligations include, among other items, leases for the Company's retail stores, warehouse space, and offices. Many of the store lease obligations require the Company to pay for common area maintenance, real estate taxes, and insurance. The Company has made certain assumptions and estimates in order to account for its contractual obligations relative to common area maintenance, real estate taxes, and property insurance. The Company estimates that future obligations for common area maintenance, real estate taxes, and property insurance are $57.6 million at January 31, 2004. Those assumptions and estimates include, but are not limited to: extrapolation of historical data to estimate the Company's future obligations; calculation of the Company's obligations based on per square foot averages where no historical data is available for a particular leasehold; and assumptions related to certain increases over historical data where the Company's obligation is a prorated share of all lessees' obligations within a particular property (see Leases in the Notes to the Consolidated Financial Statements for more information).

(4) For purposes of the operating lease and purchase obligation disclosures, the Company has assumed that it will make all payments scheduled or reasonably estimated to be made under those obligations that have a determinable expiration date, and the Company disregarded the possibility that such obligations may be prematurely terminated or extended, whether automatically by the terms of the obligation or by agreement of the Company and its vendor, due to the speculative nature of premature termination or extension. Where an operating lease or purchase obligation is subject to a month-to-month term or another automatically renewing term, the Company disclosed its minimum commitment under such obligation, e.g. one month in the case of a month-to-month obligation and the then-current term in the case of another automatically renewing term, due to the uncertainty of the length of the eventual term.

(5) Purchase obligations include outstanding purchase orders for retail merchandise issued in the ordinary course of the Company's business that are valued at $463.7 million, the entirety of which represents obligations due within one year of January 31, 2004. Purchase obligations also include a commitment for future inventory purchases totaling $359.8 million at January 31, 2004. While the Company is not required to meet any periodic minimum purchase requirements under this commitment, for purposes of this tabular disclosure, the Company has included the value of the purchases that it anticipates making during each of the reported periods, as purchases will count toward its fulfillment of the aggregate obligation. The remaining $385.7 million is primarily related to distribution and transportation commitments and future advertising services.

(6) The obligations disclosed in this table are exclusive of the contingent liabilities, guarantees, and indemnities related to KB Toys (see KB Toys Matters and Litigation Charges in the Notes to the Consolidated Financial Statements for more information).

Management's Discussion and Analysis

Critical Accounting Policies and Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment.

The Company's accounting policies and other disclosures required by accounting principles generally accepted in the United States of America are also described in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements. The items listed below are not intended to be a comprehensive list of all the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in the principles' application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. The Company has certain critical accounting policies and accounting estimates, which are described below.

Merchandise inventories. Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Under the retail inventory method, inventory is segregated into departments of merchandise having similar characteristics, and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on beginning inventory and the fiscal year purchase activity. The retail inventory method requires management to make judgments and contains estimates, such as the amount and timing of markdowns to clear unproductive or slow-moving inventory, which may impact the ending inventory valuation and gross profit. These assumptions are based on historical experience and current information.

Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, age of the merchandise, and seasonal trends. When a decision is made to permanently mark down merchandise or a promotional markdown decision is made, the resulting gross profit reduction is recognized in the period the markdown is recorded.

Shrinkage is estimated as a percentage of sales for the period from the last physical inventory date to the end of the fiscal year. Such estimates are based on experience and the most recent physical inventory results. While it is not possible to quantify the impact from each cause of shrinkage, the Company has loss prevention programs and policies that it believes will minimize shrinkage.

Due to the nature of the Company's purchasing practices for closeout and deeply discounted merchandise, vendors and merchandise suppliers generally do not offer the Company incentives such as slotting fees, cooperative advertising allowances, buy down agreements, or other forms of rebates that would materially reduce its cost of sales.

Property and equipment. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets. Service lives are principally forty years for buildings and from three to fifteen years for other property and equipment.

Impairment. The Company has long-lived assets that consist primarily of property and equipment. The Company estimates useful lives on buildings and equipment using assumptions based on historical data and industry trends. Impairment is recorded if the carrying value of the long-lived asset exceeds its anticipated undiscounted future net cash flows. The Company's assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods taking into account known conditions and planned future activities. The Company's assumptions regarding the fair value of its long-lived assets are based on the discounted future cash flows.

Management's Discussion and Analysis

Critical Accounting Policies and Estimates *(continued)*

Insurance reserves. The Company is self-insured for certain losses relating to general liability, workers' compensation, and employee medical benefit claims, and the Company has purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported. Such amounts are determined by applying actuarially-based calculations taking into account known trends and projections of future results. Actual claims experience can impact these calculations and, to the extent that subsequent claim costs vary from estimates, future earnings could be impacted and the impact could be material.

Income taxes. The Company records income tax loss contingencies for estimates of the outcome or settlement of various asserted and unasserted income tax contingencies including tax audits and administrative appeals. At any one point in time, many tax years may be in various stages of audit or appeals or could be subject to audit by various taxing jurisdictions. This requires a periodic identification and evaluation of significant doubtful or controversial issues both individually and collectively. The results of the audits, appeals, or expiration of the statute of limitations are reflected in the income tax contingency calculations accordingly.

The Company has generated deferred tax assets due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance to reduce its deferred tax assets to the balance that is more likely than not to be realized.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss), the jurisdictional mix and magnitude of income (loss), changes in the expected outcome or settlement of an income tax contingency, changes in the deferred tax valuation allowance, and adjustments of a deferred tax liability or asset for enacted changes in tax laws or rates.

Pension liabilities. Pension and other retirement benefits, including all relevant assumptions required by accounting principles generally accepted in the United States of America, are evaluated each year. Due to the technical nature of retirement accounting, outside actuaries are used to provide assistance in calculating the estimated future obligations. Since there are many assumptions used to estimate future retirement benefits, differences between actual future events and prior estimates and assumptions could result in adjustments to pension expense and obligations. Certain actuarial assumptions, such as the discount rate and expected long-term rate of return, have a significant effect on the amounts reported for net periodic pension cost and the related benefit obligations. The Company reviews external data and historical trends to help determine the discount rate and expected long-term rate of return. The Company's objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, the Company reviews rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The discount rate used to determine the net periodic pension cost for fiscal year 2003 was 6.8%. A 0.5% increase in the discount rate would reduce the net periodic pension cost by $0.2 million. A 0.5% reduction in the discount rate would increase the net periodic pension cost by $0.5 million.

To develop the expected long-term rate of return on assets, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the current or anticipated future allocation of the pension portfolio. This resulted in the selection of the 9.0% long-term rate of return on assets for fiscal year 2003. A 1.0% increase in the expected long-term rate of return would decrease the net periodic pension cost by $0.3 million. A 1.0% decrease in the expected long-term rate of return would increase the net periodic pension cost by $0.3 million. The Company has reduced the expected long-term rate of return on assets to 8.5% for fiscal year 2004.

Legal obligations. In the normal course of business, the Company must make continuing estimates of potential future legal obligations and liabilities, which require the use of management's judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process; however, the ultimate outcome of various legal issues could be materially different from management's estimates and adjustments to income could be required. The assumptions that are used by management are based on the requirements of Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies." The Company will record a liability related to legal obligations when it has determined that it is probable that the Company will be obligated to pay and the related

Management's Discussion and Analysis

Critical Accounting Policies and Estimates *(concluded)*

amount can be reasonably estimated, and it will disclose the related facts in the footnotes to its financial statements, if material. If the Company determines that either an obligation is probable or reasonably possible, the Company will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made. The Company makes these determinations in consultation with its outside legal advisors.

Cost of sales. Cost of sales includes the cost of merchandise (including related inbound freight), markdowns, and inventory shrinkage, net of cash discounts and rebates. The Company classifies purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other distribution network costs as selling and administrative expenses. Due to this classification, the Company's gross profit rates may not be comparable to those of other retailers that include costs related to their distribution network in cost of sales.

Selling and administrative expenses. The Company includes store expenses (such as payroll and occupancy costs), distribution and transportation costs, advertising, buying, depreciation, insurance, and overhead costs in selling and administrative expenses.

Discontinued operations. At January 31, 2004, the reserve for discontinued operations includes management's best estimate of the Company's potential liability under its guarantee of 90 store leases which have been rejected by KB as part of its bankruptcy proceeding. Management has utilized an independent real estate valuation firm to assist in developing this estimate. Management will periodically update its estimate as information about the potential liability becomes available. If KB rejects additional leases as its bankruptcy proceeds, management will estimate the additional potential liability and record any charge as discontinued operations.

In addition, the KB Stock Purchase Agreement contains mutual indemnifications of KB by the Company and of the Company by KB. Management's best estimate of any potential liability resulting from such mutual indemnification obligations are recorded as discontinued operations at January 31, 2004. Management will periodically update its estimate as information about any potential liability becomes available.

Recent Accounting Pronouncements

Recent Accounting Pronouncements are discussed in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements.

Commitments

Commitments are discussed in the Long-term Obligations, the Commitments and Contingencies, and the Leases Notes to the Consolidated Financial Statements.

Independent Auditors' Report

To the Board of Directors of Big Lots, Inc.:

We have audited the accompanying consolidated balance sheets of Big Lots, Inc. and subsidiaries as of January 31, 2004 and February 1, 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Big Lots, Inc. and subsidiaries at January 31, 2004 and February 1, 2003, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Dayton, Ohio
March 19, 2004

Consolidated Statements of Operations

	Fiscal Year		
	2003	2002	2001
(In thousands, except per share amounts)			
Net sales	$ 4,174,383	$ 3,868,550	$ 3,433,321
Cost of sales	2,428,024	2,236,633	2,092,183
Gross profit	1,746,359	1,631,917	1,341,138
Selling and administrative expenses	1,616,031	1,485,265	1,368,397
Operating profit (loss)	130,328	146,652	(27,259)
Interest expense	16,443	20,954	20,489
Interest income	(1,061)	(843)	(287)
Income (loss) from continuing operations before income taxes	114,946	126,541	(47,461)
Income tax expense (benefit)	24,051	49,984	(18,747)
Income (loss) from continuing operations	90,895	76,557	(28,714)
(Loss) income from discontinued operations	(9,720)	-	8,480
Net income (loss)	$ 81,175	$ 76,557	$ (20,234)
Income (loss) per common share - basic:			
Continuing operations	$ .78	$ .66	$ (.25)
Discontinued operations	(.08)	-	.07
	$ .70	$ .66	$ (.18)
Income (loss) per common share - diluted:			
Continuing operations	$ .78	$ .66	$ (.25)
Discontinued operations	(.09)	-	.07
	$ .69	$ .66	$ (.18)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

(In thousands, except par value)	January 31, 2004	February 1, 2003
ASSETS		
Current assets:		
Cash	$ 20,928	$ 23,193
Cash equivalents	170,300	143,815
Inventories	829,569	776,210
Deferred income taxes	82,406	61,221
Other current assets	64,397	63,582
Total current assets	1,167,600	1,068,021
Property and equipment - net	605,527	532,900
Deferred income taxes	422	17,766
Other assets	11,139	23,074
Total assets	$ 1,784,688	$ 1,641,761
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 161,884	$ 119,813
Accrued liabilities	301,702	290,584
Total current liabilities	463,586	410,397
Long-term obligations	204,000	204,000
Other liabilities	1,042	1,183
Commitments and contingencies		
Shareholders' equity:		
Common shares - authorized 290,000 shares, $.01 par value; issued 116,927 shares and 116,165 shares, respectively	1,169	1,162
Additional paid-in capital	466,740	458,043
Retained earnings	648,151	566,976
Total shareholders' equity	1,116,060	1,026,181
Total liabilities and shareholders' equity	$ 1,784,688	$ 1,641,761

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

	Common Shares Issued		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
(In thousands)					
Balance - February 3, 2001	112,079	$ 1,121	$ 416,038	$ 510,653	$ 927,812
Net loss	-	-	-	(20,234)	(20,234)
Exercise of stock options	1,799	18	15,551	-	15,569
Employee benefits paid with common shares	520	5	5,519	-	5,524
Redemption of preferred stock rights	-	-	(1,138)	-	(1,138)
Balance - February 2, 2002	114,398	1,144	435,970	490,419	927,533
Net income	-	-	-	76,557	76,557
Exercise of stock options	1,323	13	17,436	-	17,449
Employee benefits paid with common shares	444	5	4,637	-	4,642
Balance - February 1, 2003	116,165	1,162	458,043	566,976	1,026,181
Net income	-	-	-	81,175	81,175
Exercise of stock options	327	3	4,136	-	4,139
Employee benefits paid with common shares	435	4	4,561	-	4,565
Balance - January 31, 2004	116,927	$ 1,169	$ 466,740	$ 648,151	$ 1,116,060

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Fiscal Year		
	2003	2002	2001
(In thousands)			
Operating activities:			
Net income (loss)	$ 81,175	$ 76,557	$ (20,234)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Loss (income) from discontinued operations	9,720	-	(8,480)
Depreciation and amortization	91,634	85,327	70,137
Deferred income taxes	(3,841)	50,021	(20,209)
Loss on sale of equipment	2,471	1,056	3,103
Employee benefits paid with common shares	4,565	4,642	5,525
Partial charge-off of HCC Note and write-off of KB warrant	9,598	-	-
Other	293	1,093	3,149
Change in assets and liabilities, excluding the effect of discontinued operations	(10,705)	4,625	124,098
Net cash provided by operating activities	184,910	223,321	157,089
Investing activities:			
Capital expenditures	(163,718)	(102,694)	(107,561)
Cash proceeds from sale of equipment	108	2,271	6,186
Other	(324)	3,667	(63)
Net cash used in investing activities	(163,934)	(96,756)	(101,438)
Financing activities:			
Payment of long-term obligations	(305,000)	(448,800)	(2,149,800)
Proceeds from long-term obligations	305,000	448,800	2,087,319
Redemption of preferred stock rights	-	-	(1,138)
Proceeds from exercise of stock options	3,704	16,087	12,353
Bank and bond fees	(460)	(4,466)	(6,224)
Net cash provided by (used in) financing activities	3,244	11,621	(57,490)
Increase (decrease) in cash and cash equivalents	24,220	138,186	(1,839)
Cash and cash equivalents:			
Beginning of year	167,008	28,822	30,661
End of year	$ 191,228	$ 167,008	$ 28,822

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Description of Business
Big Lots, Inc. (the "Company") is the nation's largest broadline closeout retailer. At January 31, 2004, the Company operated a total of 1,430 stores, 1,385 stores under the name Big Lots and 45 stores under the name Big Lots Furniture. The Company's goal is to build upon its leadership position in broadline closeout retailing by expanding its market presence in both existing and new markets. The Company believes that the combination of its strengths make it a low-cost value retailer well-positioned for continued growth. The Company's Web site is located at www.biglots.com. Wholesale operations are conducted through Big Lots Wholesale, Consolidated International, Wisconsin Toy, and with online purchasing at www.biglotswholesale.com. The contents of the Company's Web sites are not part of this report.

Fiscal Year
The Company follows the concept of a 52-53 week fiscal year, which ends on the Saturday nearest to January 31. Fiscal years 2003, 2002, and 2001 were comprised of 52 weeks.

Segment Reporting
The Company manages its business on the basis of one segment: broadline closeout retailing. At January 31, 2004, and February 1, 2003, all of the Company's operations were located within the United States of America.

Basis of Presentation
The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and include the accounts of the Company and all of its subsidiaries. All significant intercompany transactions have been eliminated.

Management Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect reported amounts of assets and liabilities, disclosure of significant contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Short-term Investments
Cash and cash equivalents consist of highly liquid investments which are unrestricted as to withdrawal or use and which have an original maturity of three months or less. Cash equivalents are stated at cost, which approximates market value. When the intended holding period of a liquid investment exceeds three months, the Company will classify the cash equivalent as a short-term investment. The Company's policy is to invest in investment-grade instruments. The Company had invested funds of $170.3 million at January 31, 2004.

Merchandise Inventories
Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Under the retail inventory method, inventory is segregated into departments of merchandise having similar characteristics, and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on beginning inventory and the fiscal year purchase activity. The retail inventory method requires management to make judgments and contains estimates, such as the amount and timing of markdowns to clear unproductive or slow-moving inventory, which may impact the ending inventory valuation and gross profit. These assumptions are based on historical experience and current information.

Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, age of the merchandise, and seasonal trends. When a decision is made to permanently mark down merchandise or a promotional markdown decision is made, the resulting gross profit reduction is recognized in the period the markdown is recorded.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies *(continued)*

Shrinkage is estimated as a percentage of sales for the period from the last physical inventory date to the end of the fiscal year. Such estimates are based on experience and the most recent physical inventory results. While it is not possible to quantify the impact from each cause of shrinkage, the Company has loss prevention programs and policies that it believes will minimize shrinkage.

Due to the nature of the Company's purchasing practices for closeout and deeply discounted merchandise, vendors and merchandise suppliers generally do not offer the Company incentives such as slotting fees, cooperative advertising allowances, buy down agreements, or other forms of rebates that would materially reduce its cost of sales.

Intangible Assets

Trademarks, service marks, and other intangible assets are amortized on a straight-line basis over a period of fifteen years. Where there is an indication of impairment, the Company evaluates the fair value and future benefits of the related intangible asset and the anticipated undiscounted future net cash flows from the related intangible asset is calculated and compared to the carrying value. The Company's assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods taking into account known conditions and planned future activities. The Company's assumptions regarding the fair value of its intangible assets are based on the discounted future cash flows. At January 31, 2004, the value of the Company's intangible assets was $0.55 million and the related accumulated amortization was $0.04 million.

Property and Equipment

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets. Service lives are principally forty years for buildings and from three to fifteen years for other property and equipment.

Impairment

The Company has long-lived assets that consist primarily of property and equipment. The Company estimates useful lives on buildings and equipment using assumptions based on historical data and industry trends. An impairment is recorded if the carrying value of the long-lived asset exceeds its anticipated undiscounted future net cash flows. The Company's assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods taking into account known conditions and planned future activities. The Company's assumptions regarding the fair value of its long-lived assets are based on the discounted future cash flows.

Computer Software Costs

The Company capitalizes certain computer software costs after the application development stage has been established. Capitalized computer software costs are depreciated using the straight-line method over 5 years.

Stock Options

The Company measures compensation cost for stock options issued to employees and directors using the intrinsic value-based method of accounting in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies *(continued)*

If compensation cost for the Company's stock options had been determined based on the fair value method under the Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation," the Company's net income (loss) and income (loss) per share would have been adjusted to the pro forma amounts as follows:

	Fiscal Year		
	2003	2002	2001
(In thousands, except per share amounts)			
Net income (loss):			
As reported	$ 81,175	$ 76,557	$ (20,234)
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effect	6,034	5,055	6,756
Pro forma	$ 75,141	$ 71,502	$ (26,990)
Income (loss) per common share - basic:			
As reported	$ .70	$ .66	$ (.18)
Pro forma	$ .64	$ .62	$ (.24)
Income (loss) per common share - diluted:			
As reported	$ .69	$ .66	$ (.18)
Pro forma	$ .64	$ .61	$ (.24)

Income Taxes

The Company records income tax loss contingencies for estimates of the outcome or settlement of various asserted and unasserted income tax contingencies including tax audits and administrative appeals. At any one point in time, many tax years may be in various stages of audit or appeals or could be subject to audit by various taxing jurisdictions. This requires a periodic identification and evaluation of significant doubtful or controversial issues both individually and collectively. The results of the audits, appeals, or expiration of the statute of limitations are reflected in the income tax contingency calculations accordingly.

The Company has generated deferred tax assets due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance to reduce its deferred tax assets to the balance that is more likely than not to be realized.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss), the jurisdictional mix and magnitude of income (loss), changes in the expected outcome or settlement of an income tax contingency, changes in the deferred tax valuation allowance, and adjustments of a deferred tax liability or asset for enacted changes in tax laws or rates.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies *(continued)*

Pension Liabilities

Pension and other retirement benefits, including all relevant assumptions required by GAAP, are evaluated each year. Due to the technical nature of retirement accounting, outside actuaries are used to provide assistance in calculating the estimated future obligations. Since there are many assumptions used to estimate future retirement benefits, differences between actual future events and prior estimates and assumptions could result in adjustments to pension expenses and obligations. Certain actuarial assumptions, such as the discount rate and expected long-term rate of return, have a significant effect on the amounts reported for net periodic pension cost and the related benefit obligations. The Company reviews external data and historical trends to help determine the discount rate and expected long-term rate of return. The Company's objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, the Company reviews rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The discount rate used to determine the net periodic pension cost for fiscal year 2003 was 6.8%. A 0.5% increase in the discount rate would reduce the net periodic pension cost by $0.2 million. A 0.5% reduction in the discount rate would increase the net periodic pension cost by $0.5 million.

To develop the expected long-term rate of return on assets, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the current or anticipated future allocation of the pension portfolio. This resulted in the selection of the 9.0% long-term rate of return on assets for fiscal year 2003. A one percent increase in the expected long-term rate of return would decrease the net periodic pension cost by $0.3 million. A one percent decrease in the expected long-term rate of return would increase the net periodic pension cost by $0.3 million. The Company has reduced the expected long-term rate of return on assets to 8.5% for fiscal year 2004.

Insurance Reserves

The Company is self-insured for certain losses relating to general liability, workers' compensation, and employee medical benefit claims, and the Company has purchased stop-loss coverage to limit significant exposure in these areas. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported. Such amounts are determined by applying actuarially-based calculations taking into account known trends and projections of future results. Actual claims experience can impact these calculations and, to the extent that subsequent claim costs vary from estimates, future earnings could be impacted and the impact could be material.

Fair Value

The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value because of the relative short maturity of these items. The fair value of the long-term obligations is estimated based on the quoted market prices for the sale or similar issues or on the current rates offered to the Company for obligations of the same remaining maturities. The estimated fair value of the Company's long-term obligations at January 31, 2004, and February 1, 2003, were $218.0 million and $225.4 million, respectively, compared to the carrying value of $204.0 million.

Legal Obligations

In the normal course of business, the Company must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management's judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process; however, the ultimate outcome of various legal issues could be materially different from management's estimates, and adjustments to income could be required. The assumptions that are used by management are based on the requirements of SFAS No. 5, "Accounting for Contingencies." The Company will record a liability related to legal obligations when it has determined that it is probable that the Company will be obligated to pay and the related amount can be reasonably estimated, and it will disclose the related facts in the footnotes to its financial statements, if material. If the Company determines that either an obligation is probable or reasonably possible, the Company will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made. The Company makes these determinations in consultation with its outside legal advisors.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies *(continued)*

Revenue Recognition
The Company recognizes retail sales in its stores at the time the customer takes possession of merchandise. All sales are net of discounts and returns and exclude sales tax. The reserve for retail merchandise returns is based on the Company's prior experience.

Wholesale sales are recognized in accordance with the shipping terms agreed upon on the purchase order. Wholesale sales are predominantly recognized under FOB origin where title and risk of loss pass to the buyer when the merchandise leaves the Company's distribution facility. However, when the shipping terms are FOB destination, recognition of sales revenue is delayed until completion of delivery to the designated location.

Other Comprehensive Income
The Company's comprehensive income is equal to net income, as there are no items that qualify as other comprehensive income.

Investments
Any unrealized gains or losses on equity securities classified as available-for-sale are recorded in other comprehensive income net of applicable income taxes. At January 31, 2004, the Company held no available-for-sale equity securities.

Cost of Sales
Cost of sales includes the cost of merchandise (including related inbound freight), markdowns, and inventory shrinkage, net of cash discounts and rebates. The Company classifies purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other distribution network costs as selling and administrative expenses. Due to this classification, the Company's gross profit rates may not be comparable to those of other retailers that include costs related to their distribution network in cost of sales.

Selling and Administrative Expenses
The Company includes store expenses (such as payroll and occupancy costs), distribution and transportation costs, advertising, buying, depreciation, insurance, and overhead costs in selling and administrative expenses.

Advertising Expense
Advertising costs are expensed as incurred and consist primarily of print and television advertisements. Advertising expenditures were $106.7 million, $96.9 million, and $91.7 million for fiscal years 2003, 2002, and 2001, respectively.

Store Pre-opening Costs
Pre-opening costs related to new store openings are expensed as incurred.

Reclassification
Certain prior year amounts have been reclassified to conform to current year presentation.

Recent Accounting Pronouncements
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. This pronouncement was adopted in fiscal year 2003 and has no material impact on the Company's financial position, results of operations, or cash flows.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies *(concluded)*

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan period. SFAS No. 146 is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this pronouncement has no material impact on the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation." Although it does not require use of the fair value method of accounting for stock-based employee compensation, it does provide alternative methods of transition. It also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148's amendment of the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. The amendment of disclosure requirements of APB No. 28 is effective for interim periods beginning after December 15, 2002. Although the Company has not changed to the fair value method, the disclosure requirements of this pronouncement have been adopted.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires companies to recognize certain financial instruments with characteristics of both liabilities and equity as either a liability or an asset. SFAS No. 150 is required to be applied prospectively to financial statements issued after June 15, 2003. The Company has no financial instruments with characteristics of both liabilities and equity.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this interpretation are required for financial statements for periods ending after December 15, 2002. The initial measurement provisions of the interpretation are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The Company has adopted the provisions of this interpretation.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The disclosure requirements in this interpretation are required for financial statements for periods ending after June 15, 2003. Disclosures are to include variable interest entities created after January 31, 2003, and variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has no material variable interest entities.

Notes to Consolidated Financial Statements

KB Toys Matters and Litigation Charges

On January 14, 2004, KB Acquisition Corporation and affiliated entities (collectively, "KB") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. KB acquired the KB Toys business from the Company pursuant to a Stock Purchase Agreement dated as of December 7, 2000, (the "KB Stock Purchase Agreement").

The Company has analyzed the information currently available regarding the effect of KB's bankruptcy filing on the various, continuing rights and obligations of the parties to the KB Stock Purchase Agreement, including: a) an outstanding note from Havens Corners Corporation, a subsidiary of KB Acquisition Corporation and a party to the bankruptcy proceedings ("HCC"), to the Company, and an accompanying warrant to acquire common stock of KB Holdings, Inc., the ultimate parent of KB ("KB Holdings"); b) the status of KB's indemnification obligations to the Company with respect to guarantees of KB store leases by the Company and guarantees (relating to lease and mortgage obligations) for which the Company has indemnification obligations arising out of its 1996 acquisition of the KB Toys business; and c) the status of the Company's and KB's other indemnification obligations to each other with respect to general liability claims, representations and warranties, litigation, and other payment obligations pursuant to the KB Stock Purchase Agreement. When and to the extent the Company believes that a loss is probable and can be reasonably estimated, the Company will record a liability. As discussed below, the Company recorded a $3.7 million charge (net of tax) in the fourth quarter of fiscal year 2003 related to the estimated impact of the KB bankruptcy comprised of a $10.5 million benefit (net of tax) related to the partial charge-off of the HCC Note and KB warrant and a $14.3 million (net of tax) charge related to KB store lease guarantee obligations.

In connection with the sale of the KB Toys business, the Company received $258 million in cash and a 10-year note from HCC in the aggregate principal amount of $45 million. This note bears interest, on an in-kind basis, at the rate of 8% per annum (principal and interest together known as the "HCC Note"). The Company also received a warrant to acquire up to 2.5% of the common stock of KB Holdings for a stated price per share. At the time of the sale (the fourth quarter of fiscal year 2000), the Company evaluated the fair value of the HCC Note received as consideration in the transaction and recorded the HCC Note at its then estimated fair value of $13 million. The estimated fair value of the HCC Note was based on several factors including fair market evaluations obtained from independent financial advisors at the time of the sale, the Company's knowledge of the underlying KB Toys business and industry, and the risks inherent in receiving no cash payments until the HCC Note matured in 2010. During fiscal year 2002 and until KB's bankruptcy filing, the Company recorded the interest earned and accretion of the discount utilizing the effective interest rate method and provided necessary reserves against such amounts as a result of its evaluations of the carrying value of the HCC Note. As of February 1, 2003, and February 2, 2002, the carrying value of the HCC Note was $16 million. For tax purposes, the HCC Note was originally recorded at its face value of $45 million, and the Company incurred tax liability on the interest, which accrued but was not payable. This resulted in the HCC Note having a tax basis that was greater than the carrying value on the Company's books.

The HCC Note became immediately due and payable at the time of KB's bankruptcy filing. The Company engaged an independent investment advisory firm to assist the Company in estimating the fair value of the HCC Note and warrant for both book and tax purposes. As a result, the Company charged off a portion of the HCC Note and wrote down the full value of the warrant resulting in a book value of the HCC Note of $7.3 million, and accordingly recorded a net charge (before tax) to continuing operations in the fourth quarter of fiscal year 2003 in the amount of $9.6 million. In addition, as a result of the bankruptcy filing and the partial charge-off, the Company recorded a tax benefit of $20.2 million in the fourth quarter of 2003. A substantial portion of this tax benefit reflects the charge-off of the higher tax basis of the HCC Note (see the Income Taxes Note to the Consolidated Financial Statements for further discussion).

When the Company acquired the KB Toys business from Melville Corporation (now known as CVS New York, Inc., and together with its subsidiaries "CVS") in May 1996, the Company provided, among other things, an indemnity to CVS with respect to any losses resulting from KB's failure to pay all monies due and owing under any KB lease or mortgage obligation guaranteed by CVS. While the Company controlled the KB Toys business, the Company provided guarantees with respect to a limited number of additional store leases. As part of the KB sale, and in accordance with the terms of the KB Stock Purchase Agreement, KB similarly indemnified the Company with respect to all lease and mortgage obligations, including those guaranteed by CVS and those guaranteed by the Company. To the Company's knowledge, the Company had guarantee or indemnification obligations, as of January 31, 2004, with respect to: a) approximately

Notes to Consolidated Financial Statements

KB Toys Matters and Litigation Charges *(continued)*

384 KB store leases; b) two distribution center leases; c) KB's main office building lease; and d) a first mortgage on a distribution center located in Pittsfield, Massachusetts (the "Pittsfield DC"), owned by Kay-Bee Toy & Hobby Shops, Inc., an affiliate of KB Acquisition Corporation and a party to the bankruptcy proceedings.

In connection with the bankruptcy, KB is required to continue to make lease payments with respect to all leases except those that it rejects. If KB rejects a lease that has been guaranteed by the Company or by CVS, because KB can reject its indemnification obligations to the Company, the Company could be liable for all or a portion of the lease obligations with respect to the rejected leases, subject to many factors, including the landlord's duty to mitigate, the validity of the applicable guarantee and the like. On February 25, 2004, the Company announced that KB had rejected 389 store leases, of which the Company believes it has guarantee or indemnification obligations relating to approximately 90 store leases affected by KB's rejections.

The Company engaged an independent real estate valuation firm to assist it in the analysis of the Company's potential liability with respect to the 90 guaranteed store leases. Based upon analysis of the information currently available, the Company recorded a charge to discontinued operations in the fourth quarter of fiscal year 2003 in the amount of $14.3 million (net of a $9.7 million tax benefit) to reflect its best estimate of this loss contingency. The Company intends to take an active role in limiting its potential liability with respect to KB store lease obligations. The Company is not aware of any additional rejections of the remaining 294 store leases guaranteed by the Company, or a rejection of the two distribution center leases or the lease on KB's main office building. It is the Company's belief that both distribution centers have been sublet by KB to unaffiliated third parties and that KB intends to retain the lease on its main office building. Nevertheless, the Company is unable to determine at this time whether any additional liability will result from the remaining leases guaranteed by the Company or CVS that have not yet been rejected by KB. If additional leases are rejected, any related charge would be to discontinued operations. Management does not believe that such a charge would have a material adverse effect on the Company's financial condition, results of continuing operations, or liquidity.

On March 10, 2004, the Company announced that it had received notice of a default relating to a first mortgage on the Pittsfield DC. As a result of KB's bankruptcy filing, the mortgage holder declared an event of default and claimed that the loan had become immediately due and payable (the "DC Note"). The Company was informed that, as of January 14, 2004, the DC Note had an outstanding principal amount of approximately $6.3 million plus accrued interest of approximately $21,000. Additionally, the mortgage holder has claimed that a make-whole premium of approximately $1.5 million is also due and payable. The Company is reviewing its rights and obligations regarding the premium. The Company engaged an independent real estate valuation firm to assist it in the analysis of the Company's potential liability with respect to the DC Note. Based upon analysis of the information currently available, the Company believes that the fair market value of the Pittsfield DC is between $6.2 million and $6.8 million. The Company intends to take an active role in limiting its potential liability with respect to the DC Note. In the event the Company incurs a liability related to the Pittsfield DC, any related charge would be to discontinued operations. Management does not believe that such a charge would have a material adverse effect on the Company's financial condition, results of continuing operations, or liquidity.

In addition to including KB's indemnity of the Company with respect to lease and mortgage obligations, the KB Stock Purchase Agreement contains mutual indemnifications of KB by the Company and of the Company by KB. These indemnifications relate primarily to losses arising out of general liability claims, breached or inaccurate representations or warranties, shared litigation expenses, other payment obligations, and taxes. The Company continues to assess the effect of the KB bankruptcy on such mutual indemnification obligations. However, because the KB bankruptcy is in its early stages, the Company has not made any provision for loss contingencies with respect to any non-lease related indemnification obligations. At this time, Management does not believe that such a charge would have a material adverse effect on the Company's financial condition, results of continuing operations, or liquidity.

In another KB matter unrelated to the bankruptcy proceedings mentioned above, the Company announced on August 20, 2003, that it had reached a preliminary agreement to settle a national class action lawsuit relating to certain advertising practices of KB Toys. The Court issued a final order approving the agreement during the fourth quarter of fiscal year 2003. The Company contributed $2.1 million toward the settlement and accordingly, a charge of $1.2 million (net of tax) was recorded to discontinued operations in the third quarter of fiscal year 2003.

Notes to Consolidated Financial Statements

KB Toys Matters and Litigation Charges *(concluded)*

During fiscal year 2003, the Internal Revenue Service (the "IRS") concluded its field examination of the Company's consolidated income tax returns for the fiscal year 1997 through fiscal year 2000 cycle. The consolidated income tax returns for that cycle included the KB Toys business. In the fourth quarter of fiscal year 2003, the fiscal year 1997 through fiscal year 2000 IRS examination cycle was substantially resolved when the congressional Joint Committee on Taxation found no exception to the IRS field examination report (see the Income Taxes Note to the Consolidated Financial Statements for further discussion). The Company has also received substantial resolution with the Appeals Division of the IRS related to a KB income tax matter for fiscal year 1996 in conjunction with the Mac Frugal's Bargains • Close-outs, Inc. appeal (see the Income Taxes Note to the Consolidated Financial Statements for further discussion). Discontinued operations also reflect the substantial resolution and closure of tax audit activity, the closing of the statute of limitations, and changes in the expected outcome of tax contingencies related to KB state and local non-income tax matters. As a result of the substantial resolution and closure of these items, the Company has reversed previously accrued income taxes of approximately $4.7 million, and sales and use taxes of approximately $1.1 million related to discontinued operations.

For fiscal year 2003, the Company has recorded, related to KB Toys matters described above, charges to discontinued operations of $9.7 million (net of tax), or $0.09 per diluted share, and a benefit to continuing operations of $10.5 million (net of tax), or $0.09 per diluted share. The KB Toys charges recorded to discontinued operations represented: a) a $14.3 million (net of tax) charge related to KB store lease guarantee obligations; b) a $5.8 million (net of tax) benefit related to the resolution and closure of KB state and local tax matters; and c) a $1.2 million (net of tax) charge related to certain advertising practices of KB Toys. In another KB matter, the Company recorded to continuing operations a $10.5 million (net of tax) benefit related to the partial charge-off of the HCC Note and the write-off of the KB warrant. Including the charge of $5.7 million (net of tax) for the Company's two California class action lawsuits recorded to continuing operations, KB Toys matters and litigation charges totaled $4.9 million (net of tax).

The Company has, as part of the KB Stock Purchase Agreement, retained the responsibility for certain KB insurance claims incurred through the date of closing of the sale on December 7, 2000. During fiscal year 2001, the Company determined that the estimate for the related insurance reserves exceeded the expected liability. Accordingly, a portion of the insurance reserves established in connection with the sale of the KB Toys business were adjusted and recorded as income from discontinued operations on the Company's Statement of Operations. This adjustment resulted in $8.5 million (net of tax) of income from discontinued operations in fiscal year 2001.

The following are the components of discontinued operations:

	Fiscal Year		
	2003	2002	2001
(In thousands)			
(Loss) income on disposal of KB Toys business, net of income tax (benefit) expense of $(14,691), $(4,000), and $5,423 in 2003, 2002, and 2001, respectively.	$ (9,720)	$ -	$ 8,480

The Company also announced on August 20, 2003, that it reached a preliminary agreement to settle the Company's two California class action lawsuits relating to the calculation of earned overtime wages for certain former and current store managers and assistant store managers in that state. Final court approval of the proposed settlement was received February 4, 2004. During the fourth quarter of fiscal year 2003, the Company adjusted the total related charge to $5.7 million (net of tax), $0.6 million lower than its original estimate recorded during the second quarter of fiscal year 2003. The Company does not expect this settlement to have a material impact on its financial condition, results of continuing operations, or liquidity going forward.

Notes to Consolidated Financial Statements

2001 Charge

In fiscal year 2001, the Company recorded a charge of $50.4 million (net of tax), or $0.44 per diluted share. The charge represented: a) costs to modify the Company's product assortment and exit certain merchandise categories ($6.1 million net of tax), b) adjustments to the estimated capitalized freight costs related to inbound imported inventories in response to better systems and information ($15.0 million net of tax), c) adjustments to inventory-related costs that were identified as a result of the completion of a significant multiyear conversion to a detailed stock keeping unit inventory management system ($16.7 million net of tax), and d) changes in estimates and estimating methodology related to insurance reserves ($12.6 million net of tax). These charges are included in the Company's fiscal year 2001 financial statements.

Long-term Obligations

The long-term obligations at January 31, 2004, were $204.0 million. There were no direct borrowings under the Revolving Credit Agreement at January 31, 2004, and February 1, 2003. The Company's borrowing base at January 31, 2004, was $280.5 million. The borrowing base was reduced by outstanding letters of credit totaling $44.8 million. As a result, $235.7 million was available under the Revolving Credit Agreement at January 31, 2004.

Interest paid was $17.4 million in fiscal year 2003, $17.4 million in fiscal year 2002, and $19.1 million in fiscal year 2001, which includes capitalized interest of $3.7 million, $0.1 million, and $2.4 million, respectively. The amortization of obligation issuance costs is included in interest expense in the Consolidated Statements of Operations.

Revolving Credit Agreement

On May 8, 2001, the Company entered into the Revolving Credit Agreement with a group of financial institutions, which consisted of a $358.75 million three-year revolving credit facility and a $153.75 million 364-day facility, renewable annually. The Revolving Credit Agreement replaced the Company's prior senior unsecured revolving credit facility ("Prior Revolver") which, at the time of its replacement, consisted of a $500.0 million revolving credit facility that was due to expire on May 6, 2002. The average interest rate under the Revolving Credit Agreement during fiscal years 2003 and 2002 was 2.4% and 3.0%, respectively.

The Revolving Credit Agreement contains customary affirmative and negative covenants, including financial covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios as well as a minimum level of net worth. The Company was in compliance with its financial covenants at January 31, 2004.

On October 30, 2001, the financial covenants of the Revolving Credit Agreement were amended to provide the Company with increased operating flexibility. On February 25, 2002, the Revolving Credit Agreement was amended to exclude the fiscal year 2001 charge (see 2001 Charge in the Notes to the Consolidated Financial Statements) from the fixed charge coverage and leverage ratio financial covenant calculations. As part of the February 25, 2002, amendments, the Company provided collateral, consisting principally of its inventories, as security for the Revolving Credit Agreement, and agreed to certain changes in other terms.

The February 25, 2002, amendment to the Revolving Credit Agreement imposed certain limitations on the extent to which the Company may borrow under the Revolving Credit Agreement. The Company's borrowing base fluctuates at least quarterly based on the value of the Company's inventory, as determined in accordance with the Revolving Credit Agreement. On April 30, 2002, the Revolving Credit Agreement was further amended to increase the applicable borrowing base factor.

On May 8, 2002, the Company's 364-day facility expired. This facility had not been used during the prior year and, accordingly, was not renewed. On July 31, 2003, the Revolving Credit Agreement was further amended to extend the maturity one year to May 2005, and to reduce the size of the facility from $358.75 million to $300.0 million to better match the facility size with the liquidity needs of the Company and minimize facility fees. The Company believes that the $300.0 million revolving credit facility, combined with cash provided by operations and existing cash balances, provide sufficient liquidity to meet its operating and seasonal borrowing needs.

Notes to Consolidated Financial Statements

Long-term Obligations *(concluded)*

Senior Notes

On May 8, 2001, the Company entered into the Note Purchase Agreement pursuant to which it completed a $204.0 million private placement of senior notes with maturities ranging from four to six years ("Senior Notes").

Principal maturities of the Senior Notes are as follows:

(In thousands)	
2004	$ -
2005	174,000
2006	15,000
2007	15,000
Long-term obligations	$ 204,000

The Note Purchase Agreement and Senior Notes currently carry a weighted-average yield of 8.21% and rank pari passu with the Company's Revolving Credit Agreement. Proceeds from the issue were used to pay down the Prior Revolver.

The Senior Notes contain customary affirmative and negative covenants including financial covenants requiring the Company to maintain specified fixed charge coverage and leverage ratios as well as a minimum level of net worth. The Company was in compliance with its financial covenants at January 31, 2004.

On February 25, 2002, the Note Purchase Agreement was amended to exclude the fiscal year 2001 charge(see 2001 Charge in the Notes to the Consolidated Financial Statements) from the fixed charge coverage and leverage ratio financial covenant calculations. As part of the February 25, 2002, amendment, the Company provided collateral, consisting principally of its inventories, as security for the Senior Notes, and agreed to certain changes in other terms.

Commitments and Contingencies

The Company and its subsidiaries are or may be subject to certain commitments and contingencies, including legal proceedings, taxes, insurance, and other matters that are incidental to their ordinary course of business. The Company will record a liability related to its commitments and contingencies when it has determined that it is probable that the Company will be obligated to pay and the related amount can be reasonably estimated, and it will disclose the related facts in the footnotes to its financial statements, if material. If the Company determines that either an obligation is probable or reasonably possible, the Company will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made.

The Company has contractual obligations to certain vendors for the future purchase of goods and services totaling approximately $1,209.2 million at January 31, 2004. Purchase obligations include outstanding purchase orders for retail merchandise issued in the ordinary course of the Company's business that are valued at $463.7 million, the entirety of which represents obligations due within one year of January 31, 2004. Purchase obligations also include a commitment for future inventory purchases totaling $359.8 million at January 31, 2004, though the Company is not required to meet any periodic minimum purchase requirements under this commitment. The remaining $385.7 million is primarily related to distribution and transportation commitments and future advertising services.

The Company announced on August 20, 2003, that it reached a preliminary agreement to settle the Company's two California class action lawsuits filed in the Superior Court of San Bernardino County, California, relating to the calculation of earned overtime wages for certain former and current store managers and assistant store managers in that state. Each of the lawsuits was filed by plaintiffs who are current or former store managers or assistant store managers on behalf of themselves and other similarly situated store managers and assistant store managers. Final court approval of the proposed settlement was received on February 4, 2004. During the fourth quarter of fiscal year 2003, the Company adjusted the total related charge to $5.7 million (net of tax), $0.6 million lower than its original estimate

Notes to Consolidated Financial Statements

Commitments and Contingencies *(concluded)*

which was recorded during the second quarter of fiscal year 2003. The Company does not expect this settlement to have a material impact on its financial condition, results of continuing operations, or liquidity going forward.

The Company has announced on August 20, 2003, that it had reached a preliminary agreement to settle a national class action lawsuit relating to certain advertising practices of KB Toys. The Court issued a final order approving the agreement during the fourth quarter of fiscal year 2003. The Company contributed $2.1 million toward the settlement and accordingly, a charge of $1.2 million (net of tax) was recorded to discontinued operations in the third quarter of fiscal year 2003.

On January 14, 2004, KB filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. KB acquired the KB Toys business from the Company pursuant to a Stock Purchase Agreement dated as of December 7, 2000. The Company recorded a $3.7 million charge (net of tax) in the fourth quarter of fiscal 2003 related to the estimated impact of the KB bankruptcy comprised of a $10.5 million benefit (net of tax) related to the partial charge-off of the HCC note and KB warrant and a $14.3 million (net of tax) charge related to KB store lease guarantee obligations (see KB Toys Matters and Litigation Charges in the Notes to the Consolidated Financial Statements for further discussion).

The Company is involved in other legal actions and claims arising in the ordinary course of business. The Company currently believes that such litigation and claims, both individually and in the aggregate, will be resolved without material effect on the Company's financial position or results of operations. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on the Company's financial position or results of operations.

The Company is self-insured for certain losses relating to general liability, workers' compensation, and employee medical benefit claims, and the Company has purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are actuarially determined based on claims filed and estimates of claims incurred but not reported. With the exception of self-insured claims, taxes, the employment-related matter described above, the lawsuit related to certain advertising practices of KB Toys, and the liabilities described above that relate to the KB bankruptcy, the Company has not recorded any additional liabilities.

Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	Fiscal Year		
	2003	2002	2001
(In thousands)			
Federal - current	$ 11,133	$ (2,310)	$ 5,529
State and local - current	7,612	2,273	820
Deferred - federal, state and local	5,306	50,021	(25,096)
Income tax expense (benefit)	$ 24,051	$ 49,984	$ (18,747)

Notes to Consolidated Financial Statements

Income Taxes *(continued)*

A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:

	Fiscal Year		
	2003	2002	2001
Statutory federal income tax rate	35.0 %	35.0 %	35.0 %
Effect of:			
State and local income taxes, net of federal tax benefit	3.4	2.0	4.5
Work opportunity tax credits	(1.1)	(1.0)	(2.6)
Valuation allowance	(11.2)	3.8	7.8
Reversal of previously accrued federal taxes	(5.7)	-	-
Other, net	0.5	(0.3)	(5.2)
Effective income tax rate	20.9 %	39.5 %	39.5 %

The reduction in the valuation allowance in fiscal year 2003 primarily relates to the reversal of the deferred tax asset associated with the HCC Note. The full face value of the HCC Note and subsequent interest income was included in the Company's income tax returns. In fiscal year 2001, the Company believed it would sell the HCC Note to an unrelated third party at an amount equal to the fair value of the HCC Note as reflected on its financial statements. A sale of the HCC Note would have resulted in a capital loss that the Company believed that it could not have utilized. A valuation allowance of approximately $15 million was recorded through the end of fiscal year 2002 as an offset to the federal and state deferred tax assets which represented the difference between the Company's book and tax basis of the HCC Note.

On January 14, 2004, KB declared bankruptcy and the HCC Note was partially charged off. Since it is now unlikely that the Company will sell the HCC Note for an amount that is substantially less than its tax basis, the valuation allowance is no longer required and was reversed in fiscal year 2003.

Income tax payments and refunds are as follows:

	Fiscal Year		
	2003	2002	2001
(In thousands)			
Income taxes paid	$ 45,213	$ 39,066	$ 8,969
Income taxes refunded	(3,692)	(74,758)	(76,558)
Net income taxes paid (refunded)	$ 41,521	$ (35,692)	$ (67,589)

Notes to Consolidated Financial Statements

Income Taxes *(continued)*

In fiscal years 2002 and 2001, the Company received federal tax refunds of $62.5 million and $73.2 million, respectively, relating to the carryback of the fiscal year 2000 net operating loss resulting from the sale of KB Toys.

Deferred taxes reflect the effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are presented in the following table:

	January 31, 2004	February 1, 2003
(In thousands)		
Deferred tax assets:		
Uniform inventory capitalization	$ 24,175	$ 26,723
Workers' compensation and other insurance reserves	25,135	22,929
Depreciation and fixed asset basis differences	12,815	15,055
State tax net operating losses, net of federal tax benefit	12,642	12,438
Capital loss carryover	10,740	10,687
Accrued state taxes	10,278	11,252
KB store lease contingencies	9,761	-
HCC Note	1,675	14,984
Valuation allowances, net of federal tax benefit	(17,411)	(32,260)
Other	45,917	39,523
Total deferred tax assets	135,727	121,331
Deferred tax liabilities:		
Depreciation and fixed asset basis differences	28,102	19,816
Other	24,797	22,528
Total deferred tax liabilities	52,899	42,344
Net deferred tax assets	$ 82,828	$ 78,987

Net deferred tax assets are shown separately on the Consolidated Balance Sheets as current and noncurrent deferred income taxes. The following table summarizes net deferred income tax assets from the balance sheet:

	January 31, 2004	February 1, 2003
(In thousands)		
Current deferred income taxes	$ 82,406	$ 61,221
Noncurrent deferred income taxes	422	17,766
Net deferred tax assets	$ 82,828	$ 78,987

Notes to Consolidated Financial Statements

Income Taxes *(concluded)*

The Company has state net operating loss carryforwards primarily arising from the sale of KB Toys of $19.4 million. The state net operating loss carryforwards will expire from fiscal year 2004 through fiscal year 2023.

The Company has established valuation allowances to reflect that it is more likely than not that a portion of the federal and state deferred tax assets may not be realized.

The Company has the following income tax loss and credit carryforwards at January 31, 2004, (presentation of amounts is shown net of tax):

(In thousands)			
Federal:			
Net capital loss carryforwards	$	10,740	Expires fiscal year 2005
Foreign tax credits		383	Expires fiscal year 2005
State and local:			
Columbus enterprise zone credits		1,755	Expires fiscal year 2005
California enterprise zone credits		1,962	No expiration date
Total income tax loss and credit carryforwards	$	14,840	

The Company's income taxes payable have been reduced and certain state net operating loss carryforwards increased by the tax benefits associated with dispositions of employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price. These benefits were credited directly to shareholders' equity and amounted to $0.4 million, $1.4 million, and $3.2 million (net of tax) in fiscal years 2003, 2002, and 2001, respectively.

During the fourth quarter of fiscal year 2003, the Company received correspondence from the Congressional Joint Committee on Taxation that it had completed its consideration of the Internal Revenue Service ("IRS") field examination report related to the IRS audit of the Company's fiscal year 1997 through fiscal year 2000 consolidated income tax returns. The IRS and the Company have agreed that the Company can amend its fiscal year 1997 through fiscal year 2001 federal income tax returns primarily for rollforward adjustments that resulted from prior IRS examinations. The Company has also reached a substantial resolution with the Appeals Division of the IRS on issues raised during the examination of Mac Frugal's Bargains • Close-outs, Inc.'s consolidated tax returns for years prior to its acquisition by the Company. Various state and local level income tax examinations have either been substantially settled or closed during the year. In conjunction with the substantial resolution and closure of these items, the Company has reversed approximately $3.1 million in previously accrued federal and state income taxes relating to continuing operations and approximately $4.7 million relating to discontinued operations.

Years after fiscal year 2000 are open to examination by the IRS. Various states routinely audit the Company and its subsidiaries. The Company believes that it has adequately provided for tax, interest, and penalties, if any, that may result from future audit adjustments relating to these years.

Notes to Consolidated Financial Statements

Employee Benefit Plans

Pension Benefits

The Company has a qualified defined benefit pension plan ("Pension Plan") and a non-qualified supplemental defined benefit pension plan ("Supplemental Pension Plan") covering certain employees whose hire date precedes April 1, 1994, who have reached the age of 21 and who have worked for the Company for more than one year. Benefits under each plan are based on credited years of service and the employee's compensation during the last five years of employment. The Company maintains the Supplemental Pension Plan for certain highly compensated executives whose benefits were frozen in the Pension Plan on or subsequent to January 1, 1996. The Supplemental Pension Plan constitutes a contract to pay benefits upon retirement as therein defined. The Supplemental Pension Plan is designed to pay the same benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. The Company has no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of the general creditors of the Company.

The investments in the Pension Plan are managed with the primary objective of utilizing a balanced approach with equal emphasis on income and capital appreciation. Investment results are compared to the performance metrics on a quarterly basis. Changing market cycles require flexibility in asset allocation to allow movement of capital within the asset classes for purposes of increasing investment return and/or reducing risk. The targeted ranges of asset allocations are:

Equity securities	45 - 70%
Debt securities	30 - 55%
Cash equivalents	0 - 25%

Financial futures contracts and financial options contracts can be utilized for purposes of implementing bona fide hedging strategies. All assets must have readily ascertainable market value and be easily marketable.

The equity portfolio will be generally fully invested with minimal emphasis on short-term market fluctuations and broadly diversified. Global equities (foreign) and American Depository Receipts of similar high quality may also be included to further diversify the portfolio.

Fixed income investments of a single issuer (with the exception of U.S. Government or fully guaranteed agencies) must not exceed 10% of the total fixed income portfolio. Corporate obligation issues must meet or exceed a credit rating of Aa at the time of purchase and during the holding period. There are no limitations on the maximum amount allocated to each credit rating within the fixed income portfolio.

The asset allocations at December 31 by asset category are as follows:

	2003	2002
Equity securities	59.4%	76.1%
Debt securities	22.4	11.1
Real estate	4.6	-
Other	13.6	12.8
Total	100.0%	100.0%

Notes to Consolidated Financial Statements

Employee Benefit Plans *(continued)*

The Company's funding policy of the Pension Plan is to make annual contributions based on advice from its actuaries and evaluation of its cash position, but not less than the minimum required by applicable regulations. The Company expects no required contribution during fiscal year 2004. Additional discretionary contributions could be made upon further analysis of the Pension Plan during fiscal year 2004.

The components of net periodic pension cost were comprised of the following:

	Fiscal Year		
	2003	2002	2001
(In thousands)			
Service cost - benefits earned in the period	$ 3,125	$ 3,550	$ 3,377
Interest cost on projected benefit obligation	2,971	2,887	2,658
Expected investment return on plan assets	(2,866)	(2,163)	(2,227)
Amortization of prior service cost	135	(115)	(135)
Amortization of transition obligation	13	13	13
Recognized actuarial loss	1,345	1,104	531
Net periodic pension cost	$ 4,723	$ 5,276	$ 4,217

Weighted-average assumptions used to determine net periodic benefit cost were:

	Fiscal Year		
	2003	2002	2001
Discount rate	6.8%	7.2%	7.6%
Rate of increase in compensation levels	5.1%	5.5%	5.5%
Expected long-term rate of return	9.0%	9.0%	9.0%
Measurement date for plan assets and benefit obligations	12/31/02	12/31/01	12/31/00

Certain actuarial assumptions, such as the discount rate and expected long-term rate of return, have a significant effect on the amounts reported for net periodic pension cost and the related benefit obligations. The Company reviews external data and historical trends to help determine the discount rate and expected long-term rate of return. The Company's objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, the Company reviews rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. To develop the expected long-term rate of return on assets, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the current or anticipated future allocation of the pension portfolio. This resulted in the selection of the 9.0% long-term rate of return on assets for fiscal year 2003. The Company has reduced the long-term rate of return on assets to 8.5% for fiscal year 2004.

Notes to Consolidated Financial Statements

Employee Benefit Plans *(continued)*

The following table sets forth certain information for the Pension Plan and the Supplemental Pension Plan at December 31:

	Pension Plan				Supplemental Pension Plan			
	2003		2002		2003		2002	
(In thousands)								
Projected benefit obligation	$	48,868	$	42,478	$	5,286	$	2,882
Accumulated benefit obligation		36,126		33,255		2,937		1,615
Fair market value of plan assets		42,601		33,524		-		-

The following schedule provides a reconciliation of projected benefit obligations, plan assets, funded status, and amounts recognized for the Pension Plan and Supplemental Pension Plan at December 31:

	2003		2002	
(In thousands)				
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$	45,360	$	41,680
Service cost		3,125		3,550
Interest cost		2,971		2,887
Benefits paid		(3,913)		(3,526)
Plan amendment		-		870
Actuarial loss (gain)		6,611		(101)
Projected benefit obligation at end of year	$	54,154	$	45,360
Change in plan assets:				
Fair market value at beginning of year	$	33,524	$	25,262
Actual return on plan assets		7,297		(1,990)
Employer contribution		5,693		13,778
Benefits paid		(3,913)		(3,526)
Fair market value at end of year	$	42,601	$	33,524
Funded status	$	(11,553)	$	(11,836)
Unrecognized actuarial loss		15,263		14,460
Unrecognized transition obligation		133		145
Unrecognized prior service cost		866		1,001
Net amount recognized	$	4,709	$	3,770
Prepaid benefit cost	$	8,683	$	7,001
Accrued benefit cost		(3,974)		(3,231)
Net amount recognized	$	4,709	$	3,770

Notes to Consolidated Financial Statements

Employee Benefit Plans *(concluded)*

Weighted-average assumptions used to determine benefit obligations for fiscal years 2003 and 2002 were:

	Fiscal Year	
	2003	2002
Discount rate	6.1%	6.8%
Rate of increase in compensation levels	4.6%	5.1%
Measurement date for plan assets and benefit obligations	12/31/03	12/31/02

Savings Plan

The Company has a savings plan with a 401(k) deferral feature and a non-qualified supplemental savings plan with a similar deferral feature for eligible employees. Employees may direct their contributions into various investment options offered by the plans. The Company contributes a matching percentage of employee contributions up to a maximum percentage of base salary. The Company matching contribution is invested directly in the Company's common shares. During the fiscal years 2003, 2002, and 2001, the Company expensed to operations $4.7 million, $5.6 million, and $2.0 million, respectively.

Leases

Leased property consists primarily of the Company's retail stores and certain warehouse space. Many of the store leases provide that the Company pay for real estate taxes, common area maintenance ("CAM"), and property insurance. Certain leases provide for contingent rents or may have rent escalations. In addition, many leases provide options to extend the original terms for an additional one to fifteen years.

Total lease expense, including real estate taxes, CAM, and property insurance, charged to operations for operating leases of stores and warehouses, consisted of the following:

	Fiscal Year		
	2003	2002	2001
(In thousands)			
Minimum leases	$ 244,691	$ 207,779	$ 186,341
Contingent leases	509	1,527	1,169
Total lease expense	$ 245,200	$ 209,306	$ 187,510

Future minimum commitments for operating leases, stores and warehouses, excluding real estate taxes, CAM, and property insurance at January 31, 2004, are as follows:

Fiscal Year	
(In thousands)	
2004	$ 202,385
2005	176,859
2006	140,733
2007	104,572
2008	76,835
Thereafter	121,222
Total operating lease obligations	$ 822,606

Notes to Consolidated Financial Statements

Shareholders' Equity

Earnings Per Share

There are no adjustments required to be made to weighted-average common shares outstanding for purposes of computing basic and diluted earnings per share and there were no securities outstanding at January 31, 2004, which were excluded from the computation of earnings per share. Fully diluted shares are not presented for the year ended February 2, 2002, as the Company incurred a loss from continuing operations and to include these shares would be antidilutive. At February 2, 2002, an aggregate of 200,663 common shares subject to unexercised stock options were excluded from the computation of diluted earnings per share.

A reconciliation of the number of weighted-average common shares outstanding used in the basic and diluted earnings per share computations is as follows:

	Fiscal Year		
	2003	2002	2001
(In thousands)			
Weighted average common shares outstanding:			
Basic	116,757	115,865	113,660
Dilutive effect of stock options	496	842	-
Diluted	117,253	116,707	113,660

Stockholder Rights Plan

On August 22, 2001, the Company announced that its Board of Directors had unanimously voted to redeem the preferred stock rights under the Company's Rights Agreement. The redemption was a direct result of the Company's redomestication into Ohio, as approved by its shareholders at the Company's 2001 Annual Meeting of Shareholders. Pursuant to the terms of the Rights Agreement, the Company redeemed the rights by paying a redemption price of $0.01 per right. The redemption was made to all shareholders of record as of the close of business on August 31, 2001.

Stock Plans

Stock Option Plans

The Big Lots, Inc., 1996 Performance Incentive Plan, as amended ("Incentive Plan"), provides for the issuance of stock options, restricted stock, performance units, stock equivalent units, and stock appreciation rights ("SARs"). The Company has not issued any restricted stock, performance units, stock equivalent units, or SARs under the Incentive Plan. The number of newly issued common shares available for issuance under the Incentive Plan at the time of the plan's inception was 2,000,000 shares (3,125,000 shares as adjusted to account for the five for four stock splits which occurred in December, 1996 and June, 1997) plus an additional 1% of the total number of issued shares, including any Treasury Stock, at the start of the Company's fiscal year plus shares available but not issued in previous years of the Incentive Plan. Total newly issued common shares available for use under the Incentive Plan combined with any awards of stock options or restricted stock outstanding from any other plan of the Company shall not exceed 15% of the total issued and outstanding common shares as of any measurement date. At January 31, 2004, 13,657,384 common shares were available for issuance under the Incentive Plan. The Compensation Committee of the Board of Directors, which is charged with administering the Incentive Plan, determines the term of each award. Stock options granted under the Incentive Plan may be either nonqualified or incentive stock options and the exercise price may not be less than the fair market value, as defined by the Incentive Plan, of the underlying common shares on the date of award. The award price of a SAR is to be a fixed amount not less than 100% of the fair market value of a common share at the date of award. Upon an effective change in control of the Company, all awards outstanding under the Incentive Plan automatically vest.

Notes to Consolidated Financial Statements

Stock Plans *(continued)*

The Company has a Director Stock Option Plan ("DSOP") for nonemployee directors. The number of newly issued common shares available for issuance under the DSOP at the time of the plan's inception was 500,000 shares (781,250 shares as adjusted to account for the five for four stock splits which occurred in December, 1996 and June, 1997). The DSOP is administered by the Compensation Committee of the Board of Directors pursuant to an established formula. Neither the Board of Directors nor the Compensation Committee exercise any discretion in administration of the DSOP. Grants are made annually, approximately 90 days following the Annual Meeting of Shareholders, at an exercise price equal to 100% of the fair market value on the date of grant. The present formula provides for an annual grant of 10,000 options to each nonemployee director which becomes fully exercisable over a three-year period: 20% of the shares on the first anniversary, 60% on the second anniversary, and 100% on the third anniversary.

Changes in the status of outstanding options were as follows:

	Options	Price(a)
Outstanding at February 3, 2001	10,796,225	$ 17.02
Granted	2,497,019	11.53
Exercised	1,775,649	6.87
Forfeited	1,450,174	22.41
Outstanding at February 2, 2002	10,067,421	16.65
Granted	1,931,800	12.36
Exercised	1,324,701	12.16
Forfeited	1,269,427	22.86
Outstanding at February 1, 2003	9,405,093	15.56
Granted	2,285,400	11.37
Exercised	327,675	11.27
Forfeited	637,902	16.69
Outstanding at January 31, 2004	10,724,916	$ 14.73

(a) Weighted-average per share exercise price.

The following table summarizes information about the Company's stock option plans at January 31, 2004:

Range of Prices		Options Outstanding			Options Exercisable	
Greater Than	Less Than or Equal to	Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 1	$ 10	160,786	7.1	$ 9.67	79,086	$ 9.56
$ 10	$ 20	9,178,812	6.7	12.25	3,966,301	12.87
$ 20	$ 30	721,438	3.1	26.38	719,938	26.39
$ 30	$ 40	635,380	4.1	37.46	634,580	37.47
$ 40		28,500	3.9	40.80	28,500	40.80
		10,724,916	6.3	$ 14.73	5,428,405	$ 17.64

Notes to Consolidated Financial Statements

Stock Plans *(concluded)*

The Company previously adopted SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," and, as permitted by this standard, continues to apply the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees," to its stock options and other stock-based employee compensation awards.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Year		
	2003	2002	2001
Weighted-average fair value of options granted	$ 5.49	$ 6.51	$ 5.12
Risk-free interest rates	3.0 %	4.3 %	4.5 %
Expected life (years)	4.8	5.4	4.1
Expected volatility	58.0 %	54.8 %	51.2 %

Additional Data

The following schedule is a summary of other current assets, property and equipment - net, and accrued liabilities:

	January 31, 2004	February 1, 2003
(In thousands)		
Accounts receivable	$ 19,847	$ 21,369
Prepaid expenses and other current assets	44,550	42,213
Other current assets	$ 64,397	$ 63,582
Land	$ 39,688	$ 39,564
Buildings	564,516	481,372
Fixtures and equipment	604,706	537,630
Transportation	21,912	21,204
Construction-in-progress	14,340	15,356
Property and equipment - cost	1,245,162	1,095,126
Less accumulated depreciation	639,635	562,226
Property and equipment - net	$ 605,527	$ 532,900
Operating expenses	$ 80,923	$ 49,032
Salaries and wages	39,268	45,525
Insurance reserves	66,333	63,177
Property, payroll, and other taxes	101,342	107,177
Interest and income taxes	13,836	25,673
Accrued liabilities	$ 301,702	$ 290,584

Notes to Consolidated Financial Statements

Additional Data *(concluded)*

The $31.9 million change in the operating expenses component of accrued liabilities from fiscal year 2002 to fiscal year 2003 is primarily due to a $24.0 million reserve related to KB Toys store lease guarantee obligations made in connection with the KB Bankruptcy filed on January 14, 2004, and a $9.1 million reserve related to an agreement to settle the California wage and hour class action lawsuits (see KB Toys Matters and Litigation Charges in the Notes to the Consolidated Financial Statements for further discussion).

The following analysis supplements changes in assets and liabilities, excluding the effect of discontinued operations, presented in the Consolidated Statements of Cash Flows:

	Fiscal Year		
	2003	2002	2001
(In thousands)			
Inventories	$ (53,359)	$ (70,917)	$ 39,652
Other current assets	(815)	(7,048)	4,386
Accounts payable	42,071	3,577	(3,599)
Accrued operating expenses	13,235	56,963	8,959
Interest and income taxes	(11,837)	22,050	74,700
Change in assets and liabilities, excluding the effect of discontinued operations	$ (10,705)	$ 4,625	$ 124,098

In fiscal year 2003, the $53.4 million increase in inventories was primarily due to increased receipts of furniture merchandise substantially offset by an increase in accounts payable of $42.1 million.

In fiscal year 2002, the $70.9 million change in inventories was primarily due to a $62.4 million (before tax) fiscal year 2001 charge (see 2001 Charge in the Notes to the Consolidated Financial Statements). The $57.0 million change in accrued operating expenses in fiscal year 2002 was primarily due to increased reserves in areas such as insurance, bonus compensation, rent, and real estate taxes. The $22.1 million change in interest and income taxes in fiscal year 2002 was primarily due to refunds of $62.5 million from the utilization of the net operating losses and alternative minimum tax, work opportunity, and low income housing credit carryforwards from fiscal year 2000. These refunds were netted against net current tax payments of $39.1 million.

The $74.7 million change in income taxes in fiscal year 2001 was primarily due to a $73.2 million federal income tax refund. The refund was generated through the recovery of federal taxes paid for fiscal years 1998 and 1999 due to the carryback of the fiscal year 2000 net operating loss from the sale of the KB Toys business.

Notes to Consolidated Financial Statements

Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal years 2003, 2002, and 2001 is as follows:

2003	First	Second	Third	Fourth	Year
(In thousands, except per share amounts) (a)					
Net sales	$ 948,382	$ 949,275	$ 948,117	$ 1,328,609	$ 4,174,383
Gross profit	398,112	391,641	392,220	564,386	1,746,359
Income (loss) from continuing operations	10,193	(7,969)	(5,118)	93,789	90,895
Net income (loss)	10,193	(7,969)	(6,377)	85,328	81,175
Income (loss) per common share - basic:					
Continuing operations	.09	(.07)	(.04)	.80	.78
Discontinued operations	-	-	(.01)	(.07)	(.08)
	$ .09	$ (.07)	$ (.05)	$ .73	$ .70
Income (loss) per common share - diluted:					
Continuing operations	.09	(.07)	(.04)	.80	.78
Discontinued operations	-	-	(.01)	(.07)	(.09)
	$ .09	$ (.07)	$ (.05)	$ .73	$ .69

2002	First	Second	Third	Fourth	Year
(In thousands, except per share amounts) (a)					
Net sales	$ 904,141	$ 879,255	$ 868,163	$ 1,216,991	$ 3,868,550
Gross profit	378,502	368,262	366,244	518,909	1,631,917
Income (loss) from continuing operations	12,207	3,218	(5,076)	66,208	76,557
Net income (loss)	12,207	3,218	(5,076)	66,208	76,557
Income (loss) per common share - basic:					
Continuing operations	.11	.03	(.04)	.57	.66
Discontinued operations	-	-	-	-	-
	$ .11	$ .03	$ (.04)	$ .57	$ .66
Income (loss) per common share - diluted:					
Continuing operations	.11	.03	(.04)	.57	.66
Discontinued operations	-	-	-	-	-
	$ .11	$ .03	$ (.04)	$ .57	$ .66

(a) Income (loss) per share calculations for each quarter are based on the applicable weighted-average shares outstanding for each period and may not necessarily be equal to the full year income (loss) per share amount.

Notes to Consolidated Financial Statements

Selected Quarterly Financial Data (Unaudited) *(concluded)*

2001	First	Second	Third	Fourth	Year
(In thousands, except per share amounts) (a)					
Net sales	$ 773,621	$ 748,380	$ 773,106	$ 1,138,214	$ 3,433,321
Gross profit	313,918	299,927	316,641	410,652	1,341,138
Income (loss) from continuing operations	298	(10,699)	(16,364)	(1,949)	(28,714)
Net income (loss)	298	(10,699)	(16,364)	6,531	(20,234)
Income (loss) per common share - basic:					
Continuing operations	.00	(.09)	(.14)	(.02)	(.25)
Discontinued operations	-	-	-	.08	.07
	$ .00	$ (.09)	$ (.14)	$ .06	$ (.18)
Income (loss) per common share - diluted:					
Continuing operations	.00	(.09)	(.14)	(.02)	(.25)
Discontinued operations	-	-	-	.08	.07
	$ .00	$ (.09)	$ (.14)	$ .06	$ (.18)

(a) Income (loss) per share calculations for each quarter are based on the applicable weighted-average shares outstanding for each period and may not necessarily be equal to the full year income (loss) per share amount.

Directors and EXECUTIVES

Board of Directors

Albert J. Bell
Vice Chairman &
Chief Administrative Officer
Big Lots, Inc.

Sheldon M. Berman
Chairman, Chief Executive
Officer & President
Xtreem Creative, Inc.

David T. Kollat
President
22, Inc.

Brenda J. Lauderback
former Group President
Nine West Group, Inc.

Philip E. Mallott
former Vice President &
Chief Financial Officer
Intimate Brands, Inc.

Ned Mansour
former President
Mattel, Inc.

Michael J. Potter
Chairman, Chief Executive
Officer & President
Big Lots, Inc.

Russell Solt
former Executive Vice President
& Chief Financial Officer
West Marine, Inc.

Dennis B. Tishkoff
Chairman &
Chief Executive Officer
Drew Shoe Corporation

Company Executives

Chairman, Chief Executive Officer & President

Michael J. Potter

Vice Chairman & Chief Administrative Officer

Albert J. Bell

Executive Vice Presidents

John C. Martin
Merchandising

Donald A. Mierzwa
Store Operations

Brad A. Waite
Human Resources
& Loss Prevention

Senior Vice Presidents

Lisa M. Bachmann
Merchandise Planning
& Allocation

Joe R. Cooper
Chief Financial Officer

John J. Johnson
General Merchandise Manager

Kent Larsson
Marketing

Norman J. Rankin
General Merchandise Manager

Harold A. Wilson
Distribution &
Transportation Services

John M. Zavada
Chief Information Officer

Directors and EXECUTIVES

Company Executives *(concluded)*

Vice Presidents

Timothy C. Anderson
Store Control

Armen Bahadurian
Wholesale Merchandise Manager

Loyd R. Barron
Store Operations

Kristene Burleigh
Merchandise Manager

Linda D. Canada
Allocation

William Coney
Store Operations

Patrick W. Curry
Sales Promotion

Lyle E. Davis
Merchandise Manager

Penny L. Davis
Associate Relations & Development

Kevin R. Day
Market Research & Site Selection

Charles H. Denny
Store Operations

Anita C. Elliott
Controller

Roger D. Erwin
Store Operations

Charles C. Freidenberg
Divisional Merchandise Manager

Mollie M. Hall
Store Operations

Charles W. Haubiel II
General Counsel & Corporate Secretary

Charles H. Howze
Store Operations

Gary E. Huber
Store Operations

Kathleen R. Hupper
Real Estate Administration

Timothy A. Johnson
Strategic Planning & Investor Relations

Timothy D. Kolp
Real Estate

Steven B. Marcus
Wholesale

Richard J. Marsan, Jr.
Merchandise Presentation

Michael S. Nicotera
Divisional Merchandise Manager

Todd A. Noethen
Distribution Support Services

Steven B. Page
Store Operations

Judith A. Panoff
Divisional Merchandise Manager

Jo L. Roney
Human Resources Services

Michael A. Schlonsky
Risk Management & Administrative Services

Steven R. Smart
Divisional Merchandise Manager

Vicki R. Velt
Project Management Office

L. Michael Watts
Tax

Crystal L. Weary
Divisional Merchandise Manager

Kevin R. Wolfe
Loss Prevention

Marion A. Zingaro
Transportation Services

Company INFORMATION

Transfer Agent & Registrar

National City Bank
1900 East Ninth Street
Cleveland, Ohio 44114

Investment Inquiries

Investor Relations Department
300 Phillipi Road
Columbus, Ohio 43228-5311
(614) 278-6622

Independent Auditors

Deloitte & Touche LLP
1700 Courthouse Plaza NE
Dayton, Ohio 45402-1788

NYSE Trading Symbol

BLI

LISTED NYSE

Communications

Public Relations Department
300 Phillipi Road
Columbus, Ohio 43228-5311
(614) 278-6820

Telephone

(614) 278-6800

Web Site

www.biglots.com

Email

talk2us@biglots.com

Notice of
ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 9:00 a.m. EDT on Tuesday, May 18, 2004, at the Big Lots, Inc. corporate office, 300 Phillipi Road, Columbus, Ohio. Whether or not you plan to attend, you are encouraged to return the proxy which accompanies this report to ensure that your shares will be represented. In accordance with the accompanying proxy statement, shareholders who attend the meeting may withdraw their proxies and vote in person if they so desire.


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Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228


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